UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. and its subsidiaries ("Bank") as at June 30, 2017, and the related consolidated statements of income, comprehensive income for the quarter and six-month period then ended, and the statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A., and its subsidiaries as at June 30, 2017, their consolidated financial performance for the quarter and six-month period then ended and its cash flows for the six-month period then ended, in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br

Banco Santander (Brasil) S.A.

Other matters

Complementary information - Statements of value added

We have also reviewed the consolidated statements of value added for the six-month period ended June 30, 2017, included in Appendix I, prepared under the responsibility of the management, whose presentation is required by Brazilian Corporate Law by publicly-held companies. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the interim consolidated financial statements taken as a whole.

São Paulo, July 27, 2017

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Accountant CRC 1SP127241/O-0

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
Thousands of Brazilian Real

ASSETS	Note	6/30/2017	12/31/2016

Cash and Balances With The Brazilian Central Bank		108,192,367	110,604,911

Financial Assets Held For Trading	4-a	54,600,504	84,873,663
Debt instruments		36,786,534	59,994,946
Equity instruments		460,433	398,461
Trading derivatives	18-a	17,353,537	24,480,256

Other Financial Assets Measured At Fair Value Through Profit Or Loss	4-a	1,693,707	1,711,204
Debt instruments		1,654,242	1,668,749
Equity instruments		39,465	42,455

Available-For-Sale Financial Assets	4-a	84,186,052	57,815,045
Debt instruments		82,893,808	55,829,572
Equity instruments		1,292,244	1,985,473

Held to maturity investments	4-a	10,116,605	10,048,761

Loans and Receivables	4-a	301,760,164	296,048,506
Loans and amounts due from credit institutions		31,378,760	27,762,473
Loans and advances to customers	15	253,242,038	252,002,774
Debt instruments		17,139,366	16,283,259

Hedging Derivatives	18-a	277,705	222,717

Non-Current Assets Held For Sale	5	1,178,384	1,337,885

Investments in Associates and Joint Ventures	6	922,207	990,077

Tax Assets		28,561,522	28,753,184
Current		2,604,646	4,316,072
Deferred		25,956,876	24,437,112

Other Assets		5,133,443	5,104,012

Tangible Assets	7	6,466,215	6,646,433

Intangible Assets		30,384,708	30,236,842
Goodwill	8-a	28,357,446	28,355,039
Other intangible assets	8-b	2,027,262	1,881,803

Total Assets		633,473,583	634,393,240

The accompanying Notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	Note	6/30/2017	12/31/2016

Financial Liabilities Held For Trading	9-a	44,831,523	51,619,869
Trading derivatives	18-a	15,731,820	19,925,600
Short positions	18-a.7	29,099,703	31,694,269

Financial Liabilities Measured at Amortized Cost	9-a	471,143,908	471,579,467
Deposits from Brazilian Central Bank and deposits from credit institutions		80,197,199	78,634,072
Customer deposits		268,578,661	247,445,177
Marketable debt securities		79,599,258	99,842,955
Subordinated liabilities		493,564	466,246
Debt Instruments Eligible to Compose Capital		8,435,493	8,311,918
Other financial liabilities		33,839,733	36,879,099

Hedging Derivatives	18-a	220,625	311,015

Provisions	10-a	13,986,396	11,776,491
Provisions for pension funds and similar obligations		3,572,906	2,710,627
Provisions, judicial and administrative proceedings, commitments and other provisions		10,413,490	9,065,864

Tax Liabilities		7,234,829	6,094,740
Current		5,199,470	4,826,703
Deferred		2,035,359	1,268,037

Other Liabilities		7,515,561	8,199,099

Total Liabilities		544,932,842	549,580,681

Stockholders' Equity	11	88,919,096	85,434,855
Capital		57,000,000	57,000,000
Reserves		29,939,462	27,881,326
Treasury shares		(677,069)	(514,034)
Option for Acquisition of Equity Instrument		(1,017,000)	(1,017,000)
Profit for the period attributable to the Parent		4,173,703	7,334,563
Less: Dividends and remuneration		(500,000)	(5,250,000)

Other Comprehensive Income		(1,204,005)	(1,347,800)

Stockholders' Equity Attributable to the Parent		87,715,091	84,087,055

Non - Controlling Interests		825,650	725,504

Total Stockholders' Equity		88,540,741	84,812,559
Total Liabilities and Stockholders' Equity		633,473,583	634,393,240

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
Thousands of Brazilian Real, except for per share data
	Note	4/01 to 6/30/2017	4/01 to 6/30/2016	1/01 to 6/30/2017	1/01 to 6/30/2016

Interest and similar income		17,982,659	19,155,709	37,106,560	38,024,141
Interest expense and similar charges		(9,295,680)	(11,907,945)	(20,195,543)	(23,180,534)
Net Interest Income		8,686,979	7,247,764	16,911,017	14,843,607
Income from equity instruments		61,987	40,198	72,478	44,105
Income from companies accounted for by the equity method	6	33,209	22,531	38,653	38,686
Fee and commission income		3,857,771	3,326,787	7,595,940	6,393,538
Fee and commission expense		(733,507)	(607,588)	(1,435,638)	(1,267,295)
Gains (losses) on financial assets and liabilities (net)		(1,635,076)	8,059,527	(300,244)	10,753,009
Financial assets held for trading		(1,440,437)	8,158,246	(126,618)	10,754,246
Other financial instruments measured at fair value through profit or loss		(6,839)	(4,503)	46,375	61,166
Financial instruments not measured at fair value through profit or loss		(114,108)	(15,210)	(183,036)	1,216
Other		(73,692)	(79,006)	(36,965)	(63,619)
Exchange differences (net)		302,474	(3,609,070)	811,970	(2,473,567)
Other operating income (expense)		(233,657)	(127,640)	(336,066)	(215,356)
Total Income		10,340,180	14,352,509	23,358,110	28,116,727
Administrative expenses		(3,779,760)	(3,640,405)	(7,632,502)	(7,202,792)
Personnel expenses	13-a	(2,140,514)	(2,003,077)	(4,298,336)	(3,965,137)
Other administrative expenses	13-b	(1,639,246)	(1,637,328)	(3,334,166)	(3,237,655)
Depreciation and amortization		(411,487)	(370,280)	(810,250)	(723,576)
Tangible assets		(295,572)	(291,438)	(587,550)	(567,571)
Intangible assets		(115,915)	(78,842)	(222,700)	(156,005)
Provisions (net)		(882,653)	(695,548)	(1,857,835)	(1,494,358)
Impairment losses on financial assets (net)		(2,872,412)	(2,898,807)	(6,157,809)	(5,656,459)
Loans and receivables	4-b.2	(2,873,481)	(3,001,252)	(6,159,335)	(5,749,613)
Other financial instruments not measured at fair value through profit		1,069	102,445	1,526	93,154
Impairment losses on other assets (net)		(48,570)	(6,818)	(90,627)	(47,657)
Other intangible assets		(441)	-	(441)	(6,594)
Other assets		(48,129)	(6,818)	(90,186)	(41,063)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		2,336	1,729	231	4,140
Gains (losses) on non-current assets held for sale not classified as discontinued operations	18-e.2	(217,681)	(10,488)	(338,694)	(4,370)
Operating Income Before Tax		2,129,953	6,731,892	6,470,624	12,991,655
Income taxes	12	133,535	(4,916,103)	(2,199,323)	(9,345,189)
Consolidated Net income for the period		2,263,488	1,815,789	4,271,301	3,646,466
Profit attributable to the Parent		2,211,940	1,802,235	4,173,703	3,606,898
Profit attributable to non-controlling interests		51,548	13,554	97,598	39,568

Earnings Per Share (Brazilian Real)
Basic earnings per 1,000 shares (Brazilian Real)
Common shares	280.61	228.51	529.43	457.15
Preferred shares	308.67	251.36	582.37	502.86
Diluted earnings per 1,000 shares (Brazilian Real)
Common shares	280.39	228.22	528.96	456.60
Preferred shares	308.43	251.04	581.86	502.26
Net Profit attributable - Basic (Brazilian Real)
Common shares	1,073,715	874,828	2,025,986	1,750,822
Preferred shares	1,138,225	927,407	2,147,717	1,856,076
Net Profit attributable - Diluted (Brazilian Real)
Common shares	1,073,699	874,807	2,025,952	1,750,781
Preferred shares	1,138,241	927,428	2,147,751	1,856,117

Weighted average shares outstanding (in thousands) - basic
Common shares	3,826,296	3,828,407	3,826,752	3,829,863
Preferred shares	3,687,437	3,689,548	3,687,893	3,691,004
Weighted average shares outstanding (in thousands) - diluted
Common shares	3,829,603	3,833,160	3,830,059	3,834,413
Preferred shares	3,690,744	3,694,301	3,691,200	3,695,554

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Thousands of Brazilian Real
	Note	4/01 to 6/30/2017	4/01 to 6/30/2016	1/01 to 6/30/2017	1/01 to 6/30/2016

Consolidated Profit for the Period		2,263,488	1,815,789	4,271,301	3,646,466

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:		(504,246)	1,208,188	585,691	3,126,821

Available-for-sale financial assets		(278,500)	1,031,107	733,259	2,624,276
Valuation adjustments - Gains / (Losses)		(410,213)	1,742,631	1,243,747	4,447,600
Amounts transferred to income statement		(6,839)	(4,502)	46,375	61,166
Income taxes		138,552	(707,022)	(556,863)	(1,884,490)

Cash flow hedges		(225,746)	177,081	(147,568)	502,545
Valuation adjustments		(430,710)	319,485	(285,755)	894,725
Amounts transferred to income statement		(467)	(1,580)	-	-
Income taxes		205,431	(140,824)	138,187	(392,180)

Net investment hedge	18-a.5	-	400,285	-	553,760
Net investment hedge		-	763,283	-	1,055,937
Income taxes		-	(362,998)	-	(502,177)

Exchange on investments Abroad	18-a.5	-	(400,285)	-	(553,760)
Exchange on investments Abroad		-	(400,285)	-	(553,760)
Other comprehensive income that will not be reclassified to net income:		(441,896)	(171,565)	(441,896)	(170,570)

Defined Benefits plan		(441,896)	(171,565)	(441,896)	(170,570)
Defined Benefits plan		(738,703)	(288,162)	(738,703)	(288,162)
Income taxes		296,807	116,597	296,807	117,592

Total Comprehensive Income		1,317,346	2,852,412	4,415,096	6,602,717

Attributable to the parent		1,265,798	2,838,858	4,317,498	6,563,149
Attributable to non-controlling interests		51,548	13,554	97,598	39,568
Total		1,317,346	2,852,412	4,415,096	6,602,717

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Thousands of Brazilian Real

		Stockholders´ Equity Attributable to the Parent												Non-controlling Interests	Total Stockholders´ Equity
									Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders´ Equity	Available-for-sale Financial Assets	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total

Balances at December 31, 2015		57,000,000	24,388,967	(423,953)	(1,017,000)	9,783,740	(6,200,000)	83,531,754	(2,645,417)	(1,141,644)	1,493,577	(1,838,048)	79,400,222	435,062	79,835,284

Total comprehensive income		-	-	-	-	3,606,898	-	3,606,898	2,624,276	(170,570)	(553,760)	1,056,305	6,563,149	39,568	6,602,717
Appropriation of net profit		-	9,783,740	-	-	(9,783,740)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	11-b	-	(6,200,000)	-	-	-	5,700,000	(500,000)	-	-	-	-	(500,000)	-	(500,000)
Share based payment	14-a.1	-	(15,018)	-	-	-	-	(15,018)	-	-	-	-	(15,018)	-	(15,018)
Treasury shares	11-c	-	-	(25,108)	-	-	-	(25,108)	-	-	-	-	(25,108)	-	(25,108)
Results of treasury shares	11-c	-	(5,964)	-	-	-	-	(5,964)	-	-	-	-	(5,964)	-	(5,964)
Capital restructuring	11-c	-	-	(25)	-	-	-	(25)	-	-	-	-	(25)	-	(25)
Other	3-a	-	(79,274)	-	,	-	-	(79,274)	-	-	-	-	(79,274)	(42,299)	(121,573)
Balances at June 30, 2016		57,000,000	27,872,451	(449,086)	(1,017,000)	3,606,898	(500,000)	86,513,263	(21,141)	(1,312,214)	939,817	(781,743)	85,337,982	432,331	85,770,313

Balances at December 31, 2016		57,000,000	27,881,326	(514,034)	(1,017,000)	7,334,563	(5,250,000)	85,434,855	666,190	(2,083,477)	859,370	(789,883)	84,087,055	725,504	84,812,559

Total comprehensive income		-	-	-	-	4,173,703	-	4,173,703	733,259	(441,896)	-	(147,568)	4,317,498	97,598	4,415,096
Appropriation of net profit		-	7,334,563	-	-	(7,334,563)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	11-b	-	(5,250,000)	-	-	-	4,750,000	(500,000)	-	-	-	-	(500,000)	-	(500,000)
Share based payments	14-a.1	-	(34,214)	-	-	-	-	(34,214)	-	-	-	-	(34,214)	-	(34,214)
Treasury shares	11-c	-	-	(163,011)	-	-	-	(163,011)	-	-	-	-	(163,011)	-	(163,011)
Results of treasury shares	11-c	-	(344)	-	-	-	-	(344)	-	-	-	-	(344)	-	(344)
Capital restructuring	11-c	-	-	(24)	-	-	-	(24)	-	-	-	-	(24)	-	(24)
Other		-	8,131	-	,	-	-	8,131	-	-	-	-	8,131	2,548	10,679
Balances at June 30, 2017		57,000,000	29,939,462	(677,069)	(1,017,000)	4,173,703	(500,000)	88,919,096	1,399,449	(2,525,373)	859,370	(937,451)	87,715,091	825,650	88,540,741

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOW STATEMENTS
Thousands of Brazilian Real
	Note	1/01 to 6/30/2017	1/01 to 6/30/2016
1. Cash Flows From Operating Activities
Consolidated Net income for the period		4,271,301	3,646,466
Adjustments to profit		8,389,940	12,325,892
Depreciation of tangible assets		587,550	567,571
Amortization of intangible assets		222,700	156,005
Impairment losses on other assets (net)		90,627	47,657
Provisions and Impairment losses on financial assets (net)		8,015,644	7,150,817
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		338,463	230
Share of results of entities accounted for using the equity method	6-a	(38,653)	(38,686)
Changes in deferred tax assets and liabilities		(752,442)	6,671,281
Monetary Adjustment of Escrow Deposits		(315,730)	(382,179)
Recoverable Taxes		(148,119)	(119,499)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(293)	2,832,631
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		106,260	(4,539,011)
Other		283,933	(20,925)
Net (increase) decrease in operating assets		378,764	(19,353,076)
Balance with the Brazilian Central Bank		3,414,717	(13,594,783)
Financial assets held for trading		30,464,623	(14,153,697)
Other financial assets at fair value through profit or loss		19,023	433,461
Available-for-sale financial assets		(26,001,856)	2,188,162
Loans and receivables		(9,663,947)	9,612,832
Held to maturity investments		(193)	588,324
Other assets		2,146,397	(4,427,375)
Net increase (decrease) in operating liabilities		22,711,916	8,733,221
Financial liabilities held for trading		(6,788,346)	1,365,788
Financial liabilities at amortized cost		28,666,484	7,194,210
Other liabilities		833,778	173,223
Tax paid		(922,791)	(1,677,835)
Total net cash flows from operating activities (1)		34,829,130	3,674,668

2. Cash Flows From Investing Activities
Investments		(787,077)	(760,687)
Acquisition of subsidiary, less net cash on acquisition		(8,464)	-
Tangible assets	7	(381,901)	(428,430)
Intangible assets		(352,999)	(332,257)
Non-Current Assets Held For Sale	5	(43,713)	-
Disposal		267,698	179,158
Tangible assets		18,336	7,232
Non-Current Assets Held For Sale		42,085	116,500
Dividends and interest on capital received		207,277	55,426
Total net cash flows from investing activities (2)		(519,379)	(581,529)

3. Cash Flows From Financing Activities
Acquisition of own shares		(163,011)	(25,108)
Issuance of other long-term liabilities	9-b.3	22,433,580	28,867,361
Dividends paid and interest on capital		(4,634,952)	(2,779,876)
Payments of other long-term liabilities	9-b.3	(47,673,547)	(33,476,449)
Payments of Debt Instruments Eligible to Compose Capital	9-b.5	(311,335)	(383,445)
Net increase (decrease) in non-controlling interests		9,531	(42,299)
Total net cash flows from financing activities (3)		(30,339,734)	(7,839,816)
Exchange variation on Cash and Cash Equivalents (4)		293	(2,832,631)
Net Increase (decrease) in Cash (1+2+3+4)		3,970,310	(7,579,308)
Cash and cash equivalents at beginning of period		18,129,581	33,131,614
Cash and cash equivalents at end of period		22,099,891	25,552,306

Cash and cash equivalents components
Cash		5,448,113	9,273,733
Loans and other		16,651,778	16,278,573
Total of cash and cash equivalents		22,099,891	25,552,306

Non-cash transactions
Foreclosure loans and other assets transferred to non-current assets held for sale		227,827	131,785
Dividends and interest on capital declared but not paid	11-b	-	500,000

Supplemental information
Interest received		37,870,852	36,723,177
Interest paid		21,154,351	22,420,866

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Real - R$, unless otherwise stated

1. General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Group (Conglomerate Santander) towards the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the Bank also operates in the payment institution, leasing, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them, they are conducted in the normal course of business and under commutative conditions.

The consolidated interim financial statements for the period ended on June 30, 2017 were authorized for issue by the Board of directors at the meeting held on July 25, 2017.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred during the period, rather than duplicating information reported in the consolidated financial statements previously presented. Accordingly, these interim financial statements do not include all the information required for consolidated financial statements prepared under IFRS as issued by the IASB. To properly understand the information in these interim financial statements, this should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2016. The same accounting policies and methods of computation are followed in the interim financial statements as compared the most recent annual financial statements.

Adoption of new standards and interpretations

For the fiscal year of 2017, there are no new standards and interpretations with mandatory application and that are applicable to the Bank that have a material effect on the financial statements.

Annual Improvements of IFRS

2015-2017 cycle (Public Consultation) - The issues included in this cycle are: IAS 12 Income Taxes, IAS 23 Borrowing Costs and IFRS 9 Financial Instruments and IAS 28 Investments in Associates and Joint Ventures.

IFRS 17 - In May 2017, the Board issued the IFRS for insurance contracts intended to replace IFRS 4. IFRS 17 is implemented as of January 1, 2021. This standard is intended to demonstrate greater transparency and useful information in the financial statements, one of the main changes being the recognition of profits as the delivery of insurance services, in order to evaluate the performance of insurers over time.

IAS 12 - The issue relates to the presentation of income tax consequences of payments on, and issuing costs of, financial instruments that are classified as equity, ie whether an entity recognizes the relevant income tax consequences directly in equity or in profit or loss.

IAS 23 - Clarify whether an entity transfers specific borrowings to the general borrowings pool once the construction of a qualifying asset is complete.

IFRS 9/IAS 28 - The issue relates to whether the measurement, in particular relating to impairment, of long term interests in associates and joint ventures that, in substance, form part of the ‘net investment’ in the associate or joint venture should be governed by IFRS 9, IAS 28 or a combination of both. Specifically, the Interpretations Committee considered a long-term interest in the form of an interest-bearing loan that would meet the criteria for classification as amortized cost in accordance with IFRS 9.

Standards and interpretations that will come into force after June 30, 2017

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after June 30, 2017 had not yet been adopted by the Bank:

• IFRS 9, Financial Instruments issued in July 2014, the International Accounting Standards Board (IASB) approved the IFRS 9, to replace IAS39 – Financial instruments: establishing the requirements for the recognition and measurement of financial instruments to be applied as from January 2018.

1. Model proposed by IFRS 9

The main new developments of the standard are as follows:

1.a) Classification of financial instruments

The criterion for classifying financial assets will depend both on their business management model and the features of the contractual cash flows. Consequently, the asset will be measured at amortized cost, at fair value with changes in equity, or at fair value with changes in profit/loss for the period. IFRS 9 also establishes the option of designating an instrument at fair value with changes in P/L under certain conditions.

The main activity of Banco Santander is the concession of retail banking operations and does not concentrate its exposure on complex financial products and the Bank is currently implementing an analysis of its portfolios in order to identify and classify the financial instruments into their corresponding portfolio under IFRS 9 and identify existing business models.

Based on current analysis, the Bank does not significant differences with respect to the composition of the portfolios until 2018, it is intended that there will be no significant changes with respect to the classification under pre-existing regulation:

• Financial assets classified as Loans and Advances and Held-to-Maturity under IAS 39 are generally intended to be classified into amortized cost.

• Available for sale debt instruments are generally intended to continue to be classified into fair value with changes in other comprehensive income, unless cash flows features imply its classification into other portfolio.

• Available for sale equity instruments will be classified into fair value, and depending on the nature of the investment, their variations will be recorded in the income statement or in other comprehensive income (irrevocably).

• Financial instruments currently classified into fair value through profit or loss will generally continue to be classified into this category, not expecting reclassifications.

1.b) Credit risk impairment model

The most important new development compared with the current model is that the new accounting standard introduces the concept of expected loss, whereas the current model (IAS 39) is based on incurred loss.

Scope of application

The IFRS 9 asset impairment model is applicable to financial assets classified in categories: amortized cost, debt instruments valued at fair value through other comprehensive income, leasing receivables, and contingent risks and commitments not valued at fair value and availability of credit lines.

Classification of financial instruments by phases

The financial instruments portfolio for impairment purposes will be divided into three categories, depending on the phase each instrument has with regard to its credit risk:

- Stage 1: a financial instrument is in phase 1 when there has been no significant increase in its risk since it was initially registered. If applicable, the valuation correction for losses will amount to the possible credit expected losses arising from possible defaults with a period of 12 months following the reporting date.

- Stage 2: if there has been a significant increase in risk since the date in which the instrument was initially registered, but the impairment has not actually materialized, then the financial instrument will be included in this stage. In this case, the amount of the valuation correction for losses will be the expected losses owing to defaults throughout the residual life of the financial instrument. In order to assess the significant increase in credit risk, both quantitative indicators used in the ordinary credit risk management and other qualitative variables such as the forbearance flag for not impaired exposures or the facilities are included in a special debt sustainability agreement shall be taken into account.

- Stage 3: a financial instrument is included in this phase when it is considered to be effectively impaired. In this case, the amount of the valuation correction for losses will be the expected credit risk losses throughout the residual life of the financial instrument.

Impairment estimation methodology

Expected loss is measured using the following factors:

- Exposure at Default (EAD): is the amount of the transaction exposed to credit risk including the ratio of current undrawn exposure that could be drawn at default. Developed models incorporate hypotheses considering possible modifications in the payment schedule.

- Probability of Default (PD): is the likelihood that a counterparty will fail to meet its obligation to pay principal or interest. For the purposes of IFRS 9, this will consider both PD-12 months, which is the probability of the financial instrument entering default within the next 12 months, and also lifetime PD, which is the probability of the transaction entering into default between the reporting date and the transaction’s residual maturity date. Future information of relevance is considered to be needed to estimate these parameters, according to the standard.

- Loss Given Default (LGD): is the loss produced in the event of default. In other words, this reflects the percentage of exposure that could not be recovered in the event of a default. It depends mainly on the ability to demand additional collateral, which is considered as credit risk mitigants associated with each financial asset, and the future cash flows that are expected to be recovered. According to the standard, forward-looking information must be taken into account in the estimation.

- Discount rate: the rate applied to the future cash flows estimated during the expected life of the asset, and which is equal to the net present value of the financial instrument at its carrying value. When calculating the discount rate, expected losses for default when estimating future cash flows are not generally taken into account, except in cases in which the asset is considered to be impaired, in which case the interest rate applied will take into account such losses, and it will be known as the effective interest rate adjusted for credit risk.

In order to estimate the above parameters, the Bank has applied on its experience in developing internal models for the estimation of parameters both for regulatory and management purposes.

Apart from using present and past information, the Bank currently uses forward-looking information in internal management and regulatory processes, considering several scenarios. In this sense, the Bank will re-use its experience in the management of such information and maintain consistency with the information used in the other processes.

1.c) Accounting of hedges

IFRS 9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management, so allowing there to be a greater variety of derivative financial instruments which may be considered to be hedging instruments.

However, the Bank has opted at the moment to keep its Hedge Accounting hedges in line with the accounting guidelines established in IAS 39, having seen the pronouncement provided by the Board of the IASB.

Once the analysis of the advantages and disadvantages of the proposal is completed, the Bank shall make its decision for hedge accounting under IFRS 9.

2. IFRS 9 implementation strategy

The Santander Spain Group together with its subsidiaries has established a global work stream with the aim of adapting its processes to the new classification standards for financial instruments, accounting of hedges and estimating credit risk impairment, so that such processes are applicable in a uniform way for all Bank units, and, at the same time, can be adapted to each unit’s individual features.

Accordingly, the Bank is working towards defining an objective internal model and analyzing all the changes which are needed to adapt accounting classifications and credit risk impairment estimation models in force in each unit to the previous definitions.

In principle, the governance structure currently implemented at both corporate level and in each one of the units, is intended to comply with the requirements set out in the new standards.

The project’s main phases and milestones

In 2016, the Bank has successfully completed the design and development phase of the implementation plan. The major milestones achieved include the definition of functional requirements as well as the design of an operational model adapted to the requirements of IFRS 9. At the IT environment, the technological needs have been identified as well as the necessary adaptations to the existing control environment.

The Bank is currently in the implementation phase of the models and requirements defined. The objective of the Bank at this stage is to ensure an efficient implementation, optimizing its resources.

Once the implementation phase is completed, the Bank will test the effective performance of the model through several simulations and ensuring that the transition to the new operating model meets the objectives established in the previous phases. This last stage includes the parallel execution of the provisions calculation.

• IFRS 15 - Revenue from Customers Contracts : The standard was issued in May 2014 and applies to an annual reporting period beginning on January 1, 2018. This standard specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides five basic principles to be applied to all contracts with customers, which are: i) identify the contract with the customer; ii) identify the implementing obligations under the contract; iii) determine the transaction price; iv) allocate the transaction price to performance obligations; and v) recognize revenue at the moment (or the extent to which) the entity carrying out an obligation of execution.

• IFRS 16 - Leases Contracts - The standard was issued in January 2016 and the effective date after January 1, 2019. This standard contains a new approach to lease accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by leases.

• Amendment to IFRS 2 - Share-based payment – The standard was issued in June 2016, and the effective date after January,1st 2018. This standard is intended to clarify a) Effects of vesting conditions on the measurement of a cash-settled share-based payment b) Accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled and c) Classification of share-based payment transactions with net settlement features.

The potential impacts of changes in force from April 1, 2017 are under review by the Bank, which should be completed by the entry into force of the standard.

c) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, revenues, expenses, and disclosure notes.

c.1) Critical estimates

The main estimates were discussed in detail for the consolidated financial statements as of December 31, 2016. In the period ended June 30, 2017, there were no significant changes in the estimates made at the end of the year 2016, in addition to those indicated in these interim financial statements.

The estimates and critical assumptions that have the most significant impact on the carrying amounts of certain assets, liabilities, revenues and expenses and the disclosure of explanatory notes, are described below:

i. Allowance for loan losses

The carrying amount of impaired financial assets is adjusted by recording a provision for losses on debts of "Impairment Losses on Financial Assets (Net) - Loans and Receivables" in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decrease and it can be related objectively to an event of recovery.

To determine the balance of “Provision for Impairment Losses”, Banco Santander first assesses whether there is objective evidence of impairment loss individually for financial assets that are significant, and individually or collectively for financial assets that are not significant.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower, such as their economic and financial situation, level of indebtedness, ability to generate income, cash flow, management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as its nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

For further details, see note 2.i of the Complete Financial Statements as of December 31, 2016.

ii. Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

The current income tax expense is calculated by sum of the current tax, social contribution, pis and cofins resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carry forwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carry forwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets and liabilities recognized are reassessed at each balance sheets date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed. Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and based on technical study.

For further details, see note 2.aa of the Complete Financial Statements as of December 31, 2016.

iii. Fair value measurement of certain financial instruments

Financial instruments are initially recognized at fair value, which is considered equivalent to the transaction price, until proven otherwise, and those that are not measured at fair value through profit are adjusted by the transaction costs.

Financial assets and liabilities are subsequently measured at each period-end by using valuation techniques. This calculation is based on assumptions, which take into account management's judgment based on existing information and market conditions at the date of financial statements.

Banco Santander classifies fair value measurements using a fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments between Level I, II or III.

For further details, see note 2.e of the Complete Financial Statements as of December 31, 2016 and 48.c8 which present the sensitivity analysis for Financial Instruments.

iv. Post-employment benefits

The defined benefit plans are recorded based on an actuarial study, conducted annually by specialized company, at the end of each year to be effective for the subsequent period and are recognized in income in "Interest expense and similar Charges" and "Provisions (net)".

The present value of the defined benefit obligation is the present value without any assets deductions of expected future payments required to settle the obligation resulting from employee service in the current and past periods.

For further details, see note 2.x of the Complete Financial Statements as of December 31, 2016.

v. Provisions, contingent assets and liabilities

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

Note 2.r to the Bank's consolidated financial statements for the year ended December 31, 2016 includes information on provisions and the contingent assets and liabilities. There were no significant changes in the Bank’s provisions and contingent assets and liabilities between December 31, 2016 and these interim financial statements' reporting date of June 30, 2017.

vi. Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, if any indication of impairment of assets.

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, we estimate cash flow for a period of 5 years. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among other, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by independent research company or whenever there is evidence of reduction to its recoverable amount, which is reviewed annually or whenever there is an evidence of reduction on its recoverable value and approved by the Executive Board.

For additional details see note 8.a.

d) Comparative information

These interim financial statements include the comparable interim period of June 30, 2016 for the income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows. A comparative statement of financial position is December 31, 2016.

e) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the six-month period ended June 30, 2017.

f) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation the interim financial statements.

g) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in value and with original maturity of ninety days or less were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long term transactions.

The interest paid and received correspond primarily to operating activities of Banco Santander.

Bank's management decided to segregate the line item "Effects of Changes in Foreign Exchange Rates on Assets and Liabilities" and the corresponding impacts on the net cash flows from operating activities, consequently, the consolidated cash flow statements have been reclassified for six-month period ended June 30, 2016, with the aim of better presentation of the financial statements. Management considered such reclassifications as immaterial.

h) Functional and presentation currency

The consolidated interim financial statements of Banco Santander are presented in Brazilian Real, the functional currency of these statements.

For each subsidiary, entity abroad and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.
- Revenues and expenses are translated at the monthly average exchange rates.
- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

i) Funding, debt notes issued and other liabilities

Funding debt rates Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issue of "Notes" must be registered at specific account liabilities and updated according to the agreed rates and adjusted by the effect of exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be accounted for as expenses for the period, according to the accrual basis.

The relevant details of these issued instruments are described in note 9-b.5.

j) Measurement of financial assets and liabilities and recognition of fair value changes

Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are write-off, whereupon they are charged to the consolidated income statement.

Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued (repealed, expired, sold our no longer meet hedge accounting criteria) the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

2. Basis of consolidation

Below are highlighted the controlled entities and investment funds included in the consolidated financial statements of Banco Santander. Similar information regarding companies accounted for under the equity method by the Bank is provided in Note 6.

		Participation %
Directly and Indirectly controlled by Banco Santander (Brasil) S.A.	Activity	Direct	Direct and Indirect
Banco Bandepe S.A.	Bank	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	78.57%	99.99%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying club	100.00%	100.00%
Santander Microcrédito Assessoria Financeira S.A. (Santander Microcrédito)	Microcredit	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory)	Other Activities	100.00%	100.00%
Atual Companhia Securitizadora de Créditos Financeiros	Securitization	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros) Current Company Name of Santander Participações S.A.) (8)	Other Activities	100.00%	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet S.A.) (1)	Payment Institution	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	100.00%	100.00%
Santander Brasil EFC	Financial	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	60.65%	60.65%

Controlled by Santander Serviços
Webcasas S.A.	Other Activities	-	100.00%

Controlled by Getnet S.A.
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	-	100.00%

Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	-	100.00%
Evidence Previdência S.A.	Social Securities	-	100.00%

Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super Pagamentos) (2)	Payment Institution	-	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado)(3)	Bank	-	60.00%
Banco PSA Finance Brasil S.A. (6)	Bank	-	50.00%

Controlled by Olé Consignado
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	-	100.00%
Bonsucesso Tecnologia Ltda.	Other Activities	-	100.00%

Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil S.A (Current Company Name of PSA Finance Arrendamento Mercantil S.A) (6)	Leasing	-	100.00%

Controlled by Santander Corretora de Seguros
BW Guirapá I S.A. (4)	Holding	-	86.81%

Controlled by BW Guirapá I S.A. (4)
Central Eólica Angical S.A. (4)	Wind Energy	-	100.00%
Central Eólica Caititu S.A. (4)	Wind Energy	-	100.00%
Central Eólica Coqueirinho S.A. (4)	Wind Energy	-	100.00%
Central Eólica Corrupião S.A. (4)	Wind Energy	-	100.00%
Central Eólica Inhambu S.A. (4)	Wind Energy	-	100.00%
Central Eólica Tamanduá Mirim S.A. (4)	Wind Energy	-	100.00%
Central Eólica Teiu S.A. (4)	Wind Energy	-	100.00%

Participation %
Directly and Indirectly controlled by Banco Santander (Brasil) S.A.	Activity	Direct and Indirect
Santander FIC FI Contract I Referenciado DI	Investment Fund	(a)
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Fundo de Investimento Financial Curto Prazo	Investment Fund	(a)
Santander Fundo de Investimento Capitalization Renda Fixa	Investment Fund	(a)
Santander Paraty QIF PLC (5)	Investment Fund	(a)
Santander FI Hedge Strategies Fund (5)	Investment Fund	(a)
BRL V - Fundo de Investimento Imobiliário - FII (7)	Real Estate Investment Fund	(a)

(a)Company over which the Bank is exposed, or has rights, to variable returns and have the ability to affect those returns through the power of decision, in accordance with IFRS 10 - Consolidated Financial Statements. Banco Santander and its subsidiaries holds 100% of the shares of these investment funds.

(1) In May, 2016, it was approved by Brazil Central Bank the authorization process for operation of the Company as a payment institution.

(2) On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super Pagamentos total voting capital its decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016 (Note 3.a). In May 2017, the Bacen approved the authorization process for the operation of the company as Payment Institution.

(3) At the ESM of November 1, 2016, was approved the capital increase of Olé Consignado in the amount of R$50,000, from the current R$350,000 to R$400,000, through the insurance of 28,509,708 new nominated ordinary shares, without nominal value. The process of the increase was approved by the Bacen in November 22, 2016.

(4) Investments transferred from the non-current assets held for sale caption in September, 2016 (Note 5).

(5) Banco Santander, through its subsidiaries, holds the risks and benefits of the Santander Paraty and the Sub-fund Santander FI Hedge Strategies, based in Ireland, and both are fully consolidated in its financial statements. The Irish market, an investment fund cannot act directly and, therefore, there was the need to create another structure (a sub-fund), Santander FI Hedge Strategies. The Santander Paraty has no equity position, and all derived position of the balance sheet of Santander FI Hedge Strategies.

(6) Investment acquired on August 1, 2016 (Note 3.b).

(7) This fund was established and became consolidated from August 2016. It is a structure where the Banco Santander figured as lender of certain debts (loans). The real object guarantee of said operations were converted into capital contributions by Fundo de Investimento Imobiliário, in conjunction concomitant transfer of the same shares to Banco Santander through dation process of payment of the above credit operations.

(8) At the Extraordinary Shareholders' Meeting held on May 8, 2017, the change of the corporate name of Santander Participações S.A. to Santander Corretora de Seguros, Investimentos e Serviços S.A. At the same ESM, the Company's corporate purpose was also approved.

Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the formation of a partnership with Hyundai Motor Brasil Mondadori de Automóveis Ltda. (Hyundai Motor Brasil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% of the Aymoré CFI, 25% of Hyundai Capital and 25% of Hyundai Motor Brasil. The execution of the operation shall be subject to obtaining the applicable regulatory approvals.

Opening of the branch in Luxembourg

The Brazilian Central Bank, on June 9, 2017, granted to Banco Santander the authorization for the incorporation of a branch in Luxembourg, with a capital equivalent to US$1 billion and the purpose of complementing the foreign trade strategy for corporate clients - large Brazilian companies and their operations abroad - and offering products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation and has a greater ability to source funds.

The incorporation of the branch is still subject to the authorization to be granted by the Luxembourg financial authority.

3. Change in the scope of consolidation

a) Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super Pagamentos”)

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

Accordingly, Aymoré as the parent company purchased the remaining equity instruments of Super entity and should therefore consider the paid value of goodwill for expected future profitability as a reduction of shareholders' equity, since, according to the IFRS 10 this transaction is characterized as transactions between partners. For the same reason, the amount paid for the equity value of the interest participation acquired from non-controlling shareholder is a movement among Stockholders' Equity accounts.

b) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a consequent creation of a Joint Venture

On August 1, 2016, after the fulfillment of the applicable conditions precedent, including obtaining the appropriate regulatory approvals, the Aymoré CFI and Banco Santander, in the context of a partnership between the Banque PSA Finance ( "Banque PSA") and Santander Consumer Finance in Europe for joint operation of the vehicle financing business of PSA brands (Peugeot, Citroën and DS), signed definitive documents for the formation of a financial cooperation with Banque PSA for offering a range of financial and insurance products to consumers and dealers of PSA in Brazil.

The main vehicle of financial cooperation is Banco PSA Finance Brasil S.A. which is being held in the proportion of 50% by Aymoré CFI, a subsidiary of Banco Santander, and 50% by Banque PSA. The purchase price was equal to the book value (proportional) on the closing date (08/01/2016). The operation also included the acquisition by Banco Santander subsidiary, 100% of Santander Finance Arrendamento Mercantil S.A (Current Company Name of PSA Finance Arrendamento Mercantil S.A.), whose price was equivalent to 74% of the equity value on the closing date, and also 50% of PSA Corretora de Seguros e Serviços Ltda., whose price was equal to the book value (proportional) on the closing date.

Banco Santander started to consolidate these companies from August 1, 2016.

4. Financial assets

a) Breakdown by Category and Nature

The breakdown by nature and category for measurement purpose, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at June 30, 2017 and December 31, 2016 is as follows:

		6/30/2017
	Financial Assets Held for Trading	Other Financial Assets Measured at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Held to maturity investments	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	-	-	-	31,378,760	31,378,760
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	31,600,891	31,600,891
Impairment losses (note 4-b.2)	-	-	-	-	(222,131)	(222,131)
Loans and advances to customers	-	-	-	-	253,242,038	253,242,038
Of which:
Loans and advances to customers, gross (1)	-	-	-	-	268,173,728	268,173,728
Impairment losses (note 4-b.2)	-	-	-	-	(14,931,690)	(14,931,690)
Debt instruments	36,786,534	1,654,242	82,893,808	-	17,139,366	138,473,950
Of which:
Debt instruments	-	-	-	-	19,224,843	19,224,843
Impairment losses (note 4-b.2)	-	-	-	-	(2,085,477)	(2,085,477)
Equity instruments	460,433	39,465	1,292,244	-	-	1,792,142
Trading derivatives	17,353,537	-	-	-	-	17,353,537
Held to maturity investments	-	-	-	10,116,605	-	10,116,605
Total	54,600,504	1,693,707	84,186,052	10,116,605	301,760,164	452,357,032

		12/31/2016
	Financial Assets Held for Trading	Other Financial Assets Measured at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Held to maturity investments	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	-	-	-	27,762,473	27,762,473
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	27,963,914	27,963,914
Impairment losses (note 4-b.2)	-	-	-	-	(201,441)	(201,441)
Loans and advances to customers	-	-	-	-	252,002,774	252,002,774
Of which:
Loans and advances to customers, gross (1)	-	-	-	-	268,437,556	268,437,556
Impairment losses (note 4-b.2)	-	-	-	-	(16,434,782)	(16,434,782)
Debt instruments	59,994,946	1,668,749	55,829,572	-	16,283,259	133,776,526
Of which:
Debt instruments	-	-	-	-	17,838,162	17,838,162
Impairment losses (note 4-b.2)	-	-	-	-	(1,554,903)	(1,554,903)
Equity instruments	398,461	42,455	1,985,473	-	-	2,426,389
Trading derivatives	24,480,256	-	-	-	-	24,480,256
Held to maturity investments	-	-	-	10,048,761	-	10,048,761
Total	84,873,663	1,711,204	57,815,045	10,048,761	296,048,506	450,497,179

(1) On June 30, 2017, the amount recorded in “Loans and advances to customers” related to loan portfolio assigned is R$563,168 (12/31/2016 – R$783,967), and R$573,229 (12/31/2016 – R$774,673) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2016, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of available-for-sale financial assets, whose changes in value are recognized temporarily in consolidated stockholders' equity under “Other Comprehensive Income”.

Charge or credit to the “Other Comprehensive Income” as a result of the fair value measurement, remain in the Bank's consolidated stockholders' equity until the related assets are write-off, whereupon they are accounted to the consolidated income statement. As part of the process of fair value measurement, when there is objective evidence that the financial instruments are impaired, the amounts are no longer recognized in equity under “Other Comprehensive Income” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

On June 30, 2017 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, the total of the changes in the fair value of these assets are presented under “Other Comprehensive Income”. The changes in the balance of valuation adjustments in the interim period are recognized in the Consolidated Statements of Comprehensive Income.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the six-months periods ended June 30, 2017 and 2016 were as follows:

			1/01 to 6/30/2017	1/01 to 6/30/2016
Balance at beginning of the period			18,191,126	15,411,760
Provision for losses on financial assets and recovery of loans written off for loss – Loans and receivables			6,840,293	6,351,457
Write-off of impaired balances against recorded impairment allowance			(7,792,121)	(6,432,132)
Balance at end of the period			17,239,298	15,331,085
Recoveries of loans previously charged off			680,958	601,844

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$6,159,335 and R$5,749,613 in the six-months periods ended June 30, 2017 and 2016, respectively.

c) Impaired assets

A financial asset is considered impaired when there is objective evidence that events have occurred which: (i) give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities); (ii) mean that their carrying amount cannot be fully recovered, in the case of equity instruments; (iii) arising from the violation of terms of loans, and (iv) during the Bankruptcy process.

Detail of the changes in the balance of the financial assets classified as "Loans and advances to customers" considered to be impaired due to credit risk in the six-months periods ended June 30, 2017 and 2016 is as follows:

			1/01 to 6/30/2017	1/01 to 6/30/2016
Balance at beginning of the period			18,887,132	18,599,379
Net additions			7,012,564	6,759,808
Write-off of impaired balances against recorded impairment allowance			(7,792,121)	(6,432,132)
Balance at end of the period			18,107,575	18,927,055

5. Non-current assets held for sale

Non-current assets held for sale includes foreclosed assets and other tangible assets for sale.

On September 30, 2014, investments in wind energy entities were transferred to this item, based on the disposal plan, whose current condition is highly probable, as approved by the Management of Banco Santander, in compliance with the requirements of IFRS 5. On September 30, 2016, due to no expectation of sale of this investment by the current market situation, Management decided to transfer the total of this balance, the value of R$457,705 to caption investments in affiliates and subsidiaries in the country (Note 2).

On June 30, 2017, it is comprised of the acquisition of shares corresponding to 94.60% of the capital stock of Real TJK Empreendimento Imobiliário S.A. (currently name of Rojo Entretenimento S.A.). Occurred on April 20, 2017, holder of the Teatro Santander, as a result of a debt restructuring. Participation in this investment is provisional. The amount recorded was R$130,713.

6. Investments in associates and Joint Ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled: when they possess a shareholders' agreement, which sets the strategic financial and operating decisions requiring the unanimous consent of all investors.

Significant Influence

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating policy decisions of the investee) but it does not control or has joint control over those policies.

a) Breakdown

			Participation %
Jointly Controlled by Banco Santander	Activity	Country	6/30/2017	12/31/2016
Banco RCI Brasil S.A.	Financial	Brazil	39.89%	39.89%
Norchem Participações e Consultoria S.A.(1)	Other Activities	Brazil	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1)	Securitization	Brazil	9.72%	9.72%
Estruturadora Brasileira de Projetos S.A. - EBP (1)	Other Activities	Brazil	11.11%	11.11%
Campo Grande Empreendimentos	Other Activities	Brazil	25.32%	25.32%

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)
Webmotors S.A. (4)	Other Activities	Brazil	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	19.81%	19.81%

Jointly Controlled by Santander Corretora de Seguros (Current Company Name of Santander Participações S.A.)
PSA Corretora de Seguros e Serviços Ltda. (3)	Insurance Broker	Brazil	50.00%	50.00%

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%

		Investments
			6/30/2017	12/31/2016
Jointly Controlled by Banco Santander			504,143	578,761
Banco RCI Brasil S.A.			467,017	538,756
Norchem Participações e Consultoria S.A. (1)			25,192	26,302
Cibrasec - Companhia Brasileira de Securitização (1)			7,214	7,435
Estruturadora Brasileira de Projetos S.A. - EBP (1)			4,720	6,268

Jointly Controlled by Santander Serviços			396,730	389,678
Webmotors S.A. (4)			248,058	246,965
Tecnologia Bancária S.A. - TECBAN (1)			148,672	142,713

Jointly Controlled by Santander Corretora de Seguros (Current Company Name of Santander Participações S.A.)			985	658
PSA Corretora de Seguros e Serviços Ltda. (3)			985	658

Significant Influence of Banco Santander			20,349	20,980
Norchem Holding e Negócios S.A. (1)			20,349	20,980
Total			922,207	990,077

			Results of Investments
	4/01 to 6/30/2017	4/01 to 6/30/2017	1/01 to 6/30/2017	1/01 to 6/30/2016

Jointly Controlled by Banco Santander	22,332	15,222	22,542	22,179
Banco RCI Brasil S.A.	22,562	14,238	22,886	21,503
Norchem Participações e Consultoria S.A. (1)	458	418	975	907
Cibrasec - Companhia Brasileira de Securitização (1)	126	463	228	242
Estruturadora Brasileira de Projetos S.A. - EBP (1)	(814)	103	(1,547)	(473)

Jointly Controlled by Santander Serviços	10,280	6,607	15,078	16,062
Webmotors S.A. (4)	3,993	5,970	9,119	11,430
Tecnologia Bancária S.A. - TECBAN (1)	6,287	637	5,959	4,632

Jointly Controlled by Santander Getnet	-	331	-	(225)
iZettle do Brasil Meios de Pagamento S.A. (1) (2)	-	331	-	(225)

Jointly Controlled by Santander Corretora de Seguros (Current Company Name of Santander Participações S.A.)	242	-	326	-
PSA Corretora de Seguros e Serviços Ltda. (3)	242	-	326	-

Significant Influence of Banco Santander	355	371	707	670
Norchem Holding e Negócios S.A. (1)	355	371	707	670
Total	33,209	22,531	38,653	38,686

				6/30/2017
		Total assets	Total liabilities	Total profit (5)
Jointly Controlled by Banco Santander		8,534,263	7,197,202	69,068
Banco RCI Brasil S.A.		8,327,278	7,158,264	78,700
Norchem Participações e Consultoria S.A.(1)		77,181	26,798	1,949
Cibrasec - Companhia Brasileira de Securitização (1)		86,789	11,602	2,345
Estruturadora Brasileira de Projetos S.A. - EBP (1)		43,015	538	(13,926)

Jointly Controlled by Santander Serviços		1,631,960	1,073,458	42,986
Webmotors S.A. (4)		148,302	25,129	12,905
Tecnologia Bancária S.A. - TECBAN (1)		1,483,658	1,048,329	30,081

Jointly Controlled by Santander Corretora de Seguros (Current Company Name of Santander Participações S.A.)		3,174	1,205	653
PSA Corretora de Seguros e Serviços Ltda. (3)		3,174	1,205	653

Significant Influence of Banco Santander		118,597	25,037	3,248
Norchem Holding e Negócios S.A. (1)		118,597	25,037	3,248
Total		10,287,994	8,296,902	115,955

			12/31/2016
	Total assets	Total liabilities	Total profit (5)
Jointly Controlled by Banco Santander	8,831,611	7,318,656	89,544
Banco RCI Brasil S.A.	8,603,844	7,276,320	79,223
Norchem Participações e Consultoria S.A.(1)	78,833	26,228	5,274
Cibrasec - Companhia Brasileira de Securitização (1)	91,083	14,659	7,011
Estruturadora Brasileira de Projetos S.A. - EBP (1)	57,851	1,449	(1,964)

Jointly Controlled by Santander Serviços	1,456,444	940,962	57,502
Webmotors S.A. (4)	145,499	35,231	29,934
Tecnologia Bancária S.A. - TECBAN (1)	1,310,945	905,731	27,568

Jointly Controlled by Santander Corretora de Seguros (Current Company Name of Santander Participações S.A.)	3,382	2,066	1,093
PSA Corretora de Seguros e Serviços Ltda. (3)	3,382	2,066	1,093

Significant Influence of Banco Santander	127,598	31,136	6,792
Norchem Holding e Negócios S.A. (1)	127,598	31,136	6,792
Total	10,419,035	8,292,820	154,931

b) Changes

The changes in the balance of this item in the periods ended June 30, 2017 and 2016 were as follows:

Jointly Controlled		1/01 to 6/30/2017	1/01 to 6/30/2016
Balance at beginning of period		969,097	1,041,239
Income from companies accounted for by the equity method		37,946	38,016
Disposal (2)		(7,997)	2,662
Dividends proposed / received		(86,334)	-
Other Comprehensive Income (5)		(10,854)	-
Balance at end of period		901,858	1,081,917

Significant Influence
Balance at beginning of period		20,980	19,503
Income from companies accounted for by the equity method		707	670
Dividends proposed / received		(1,338)	-
Balance at end of period		20,349	20,173
(1) Companies with one month lag for the equity calculation. Accounting for equity income was used on 6/30/2017 the position of 5/31/2017.
(2) In June 2017 Webmotors started to invest in the Fundo de Investimento Sbac. In June 2016 the interest held in iZetlle do Brasil S.A was sold.
(3) Investment acquired on August 1, 2016.

(4) At the ESM held in September 26, 2016, was approved the reduction of the capital of Webmotors S.A. without cancellation of shares in the amount of R$109,800 to be considered excessive to maintain its activities, and the capital of R$194,580 to R$84,780.

(5) On 30 June, 2017 and 31 December 2016, the balances of Assets, Liabilities and Profit refer to 100% of the company balance sheet. There is not balance to the "Other Comprehensive Income" in these companies, except Renault.

(*) The Bank does not have collateral with associates and joint ventures.
(**) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

c) Impairment losses

There are no impairment losses with respect to investments in associates and joint ventures for the periods ended June 30, 2017 and December 31, 2016.

d) Other information

Details of the principal subsidiaries not consolidated of Banco Santander:

–Banco RCI Brasil S.A.: A company incorporated in the form of corporation headquartered in Parana, is primarily engaged in the practice of investment, leasing, credit operations, financing and investment, in order to sustain the growth of automotive brands Renault and Nissan in the Brazilian market by financing and leasing the dealer network and the end consumer. It is a financial institution that is part of the RCI Banque Group and the Santander Group, with operations conducted as part of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and other controllers.

–Webmotors S.A.: A company incorporated in the form of capital company with headquarters in São Paulo and is engaged in the design, implementation and / or availability of electronic catalogs, space, products, services or means of marketing products and / or services related to the automotive industry, on the Internet through the "website" www.webmotors.com.br (owned by Webmotors) or other means related to e-commerce activities and other uses or Internet applications, as well as participation in capital in other companies and the management of business ventures and the like. It is a company of the Economic Conglomerate - Financial Santander (Santander Group) and Carsales.com Investments PTY LTD (Carsales), and operations conducted as part of a group of institutions that operate jointly. According to the Shareholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and other controllers.

7. Tangible assets

a) Changes

Tangible assets were acquired in the six-month periods ended June 30, 2017 and 2016 for R$381,901 and R$428,430, respectively. Also, in the six-months ended June 30, 2017 and 2016 there was sale of tangible assets amounting R$18,105 and R$7,232, respectively.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended June 30, 2017 and December 31, 2016.

c) Tangible asset purchase commitments

On June 30, 2017, the Bank has contractual commitments for the acquisition of tangible fixed assets amounting R$74,039.

8. Intangible assets

a) Goodwill

Goodwill is the difference between the acquisition cost and the Bank's participation in the net fair value of assets, liabilities and contingent liabilities of the acquire. When the difference is negative (negative goodwill), it is recognized immediately through profit or loss. In accordance with IFRS 3 Business Combinations, goodwill is stated at cost and is not amortized but tested annually for impairment or whenever there is an evidence of reduction on the recoverable value of the cash generating unit to which the goodwill was allocated. Goodwill is recognized at cost considering the accumulated  impairment losses. Impairment losses related to goodwill are not reversible. Gains and losses related to the sale of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment test and has been allocated according to the operating segments (note 15).

Based on the assumptions described above management has not identified any evidence of goodwill impairment(3) on June 30, 2017 and December 31,2016.

		6/30/2017	12/31/2016
Breakdown
Banco ABN Amro Real S.A. (Banco Real)		27,217,565	27,217,565
Olé Consignado (Current Company name of Banco Bonsucesso Consignado)		62,800	62,800
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super)		13,050	13,050
Banco PSA Finance Brasil S.A.		2,407	-
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)		1,039,304	1,039,304
BW Guirapá I S.A.		22,320	22,320
Total		28,357,446	28,355,039

	Commercial Bank
			12/31/2016
Key assumptions:
Basis for determining the recoverable amount	Value in use: cash flows
Period of the projections of cash flows (1)			5 years
Perpetual growth rate			8.0%
Discount rate (2)			15.2%

(1) Cash flow projections are based on national budget and management's growth plans, considering historical data, expectations and market conditions such as industry growth, interest rates and inflation.

(2) The discount rate is calculated based on the pricing model of capital assets (CAPM). The discount rate before tax is 20.23%.

(3) The base date of the impairment test is December 31, 2016, since the end of each reportable period or whenever there is any indication of impairment loss, goodwill is tested for impairment (test recoverability).

b) Other intangible assets

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

With finite lives:	Estimated Useful Life	6/30/2017	12/31/2016
IT developments	5 years	6,224,377	5,866,944
Other assets	Up to 5 years	405,998	405,998
Amortization		(3,610,111)	(3,398,137)
Provision for impairment losses		(993,002)	(993,002)
Total		2,027,262	1,881,803

9. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at June 30, 2017 and December 31, 2016 is as follows:

	6/30/2017
	Trading Financial Liabilities	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	80,197,199	80,197,199
Customer deposits	-	268,578,661	268,578,661
Marketable debt securities	-	79,599,258	79,599,258
Trading derivatives	15,731,820	-	15,731,820
Subordinated liabilities	-	493,564	493,564
Short positions	29,099,703	-	29,099,703
Debt Instruments Eligible to Compose Capital	-	8,435,493	8,435,493
Other financial liabilities	-	33,839,733	33,839,733
Total	44,831,523	471,143,908	515,975,431

	12/31/2016
	Trading Financial Liabilities	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	78,634,072	78,634,072
Customer deposits	-	247,445,177	247,445,177
Marketable debt securities	-	99,842,955	99,842,955
Trading derivatives	19,925,600	-	19,925,600
Subordinated liabilities	-	466,246	466,246
Short positions	31,694,269	-	31,694,269
Debt Instruments Eligible to Compose Capital	-	8,311,918	8,311,918
Other financial liabilities	-	36,879,099	36,879,099
Total	51,619,869	471,579,467	523,199,336

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

		6/30/2017	12/31/2016
Demand deposits (1)		407,299	314,112
Time deposits (2)		47,707,179	49,548,858
Repurchase agreements		32,082,721	28,771,102
Of which:
Backed operations with Private Securities (3)		-	446,429
Backed operations with Government Securities		32,082,721	28,324,673
Total		80,197,199	78,634,072
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending, locally and abroad, and other foreign credit.
(3) Refers primarily to repurchase agreements backed by debentures own issue.

b.2) Customer deposits

		6/30/2017	12/31/2016
Demand deposits
Current accounts (1)		16,326,710	15,868,201
Savings accounts		37,063,761	36,051,476
Time deposits		123,062,584	94,478,875
Repurchase agreements		92,125,606	101,046,625
Of which:
Backed operations with Private Securities (2)		47,352,735	59,460,210
Backed operations with Government Securities		44,772,871	41,586,415
Total		268,578,661	247,445,177
(1) Non-interest bearing accounts.
(2) Refers primarily to repurchase agreements backed by debentures own issue.

b.3) Marketable Debt securities

		6/30/2017	12/31/2016
Real estate credit notes - LCI (1)		26,257,625	23,983,429
Eurobonds		3,392,376	7,721,646
Treasury Bills (2)		42,166,144	61,157,037
Agribusiness credit notes - LCA (3)		7,783,113	6,980,843
Total		79,599,258	99,842,955

Indexers:		Domestic	Abroad

Treasury Bills		97% to 112,5% of CDI	-
		100% of IGPM	-
		100% of IPCA	-
		Pre fixed: 6.04% to 18%	-
		104% to 105.5% of SELIC	-
Real estate credit notes - LCI		70% to 97% of CDI	-
		Pre fixed: 7.88% of 14.91%	-
		100% of IPCA	-
		100% of TR	-
Agribusiness credit notes - LCA		86% to 94% of CDI	-
Eurobonds		7.5% to 15.70%	0.3% to 15.70%

(1) LCI´s are fixed income securities underlined to mortgage loans and collateralized by mortgage or chattel mortgage on property. On June 30, 2017, there are maturities between 2017 to 2020 (12/31/2016 - there are maturities between 2017 to 2026).

(2) The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On June 30, 2017, they have a maturity between 2017 to 2025 (12/31/2016 - they have a maturity between 2017 to 2025).

(3) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness. On June 30, 2017, they have maturities between 2017 to 2019 (12/31/2016 - they have maturities between 2017 to 2018).

The changes in the balance of Marketable debt instruments in the six-months period ended as of June 30, 2017 and 2016 were as follows:

						1/01 to 6/30/2017	1/01 to 6/30/2016
Balance at beginning of the period						99,842,955	94,658,300
Issues						22,433,580	28,867,361
Payments						(47,673,547)	(33,476,449)
Interest						4,914,838	5,980,494
Exchange differences and other						81,432	(935,814)
Balance at end of the period						79,599,258	95,093,892

The Composition of "Eurobonds and other securities" is as follows:

					Interest	6/30/2017	12/31/2016
	Issuance		Maturity	Currency	Rate (p.a.)	Total	Total
Eurobonds		jun-16	jun-17	US$	1.0%	-	475,424
Eurobonds		oct-16	oct-17	US$	2.2%	255,711	249,214
Eurobonds		apr-16	apr-17	US$	1.0%	-	111,059
Eurobonds		feb-15	feb-18	US$	2.2%	40,319	39,727
Eurobonds		oct-16	oct-17	EUR	0.4%	41,259	37,507
Eurobonds		jul-15	jul-20	US$	3.0%	10,507	10,206
Eurobonds		feb e sep-12	feb-17	US$	4.6%	-	4,116,309
Eurobonds		feb-16	mar-17	US$	2.5%	-	39,940
Eurobonds		feb-17	feb-18	US$	2.0%	75,472	-
Eurobonds		feb-17	jan-18	US$	2.3%	55,485	-
Eurobonds		mar-17	feb-18	US$	2.4%	33,326	-
Eurobonds		mar-17	mar-18	US$	2.1%	33,292	-
Eurobonds		feb-17	feb-18	US$	1.8%	20,917	-
Eurobonds		feb-17	mar-18	BRL	7.7%	18,443	-
Eurobonds		jan-17	jul-27	US$	1.4%	17,676	-
Eurobonds		sep-16	mar-17	US$	1.4%	-	50,045
Eurobonds		jul-16	jul-17	US$	2.0%	780,292	761,129
Eurobonds		aug-16	aug-17	US$	2.0%	190,207	185,533
Eurobonds		sep-16	sep-17	US$	2.0%	200,127	195,206
Eurobonds		sep-16	sep-17	US$	2.1%	36,467	35,562
Eurobonds		oct-16	jan-17	US$	0.9%	-	32,422
Eurobonds		nov-16	feb-17	US$	0.9%	-	93,498
Eurobonds		dec-16	mar-17	US$	0.9%	-	62,219
Eurobonds		nov-16	may-17	US$	1.4%	-	34,720
Eurobonds		dec-16	jun-17	US$	1.4%	-	62,105
Eurobonds		nov-16	nov-17	US$	2.0%	134,092	130,791
Eurobonds		nov-16	nov-17	US$	1.8%	141,958	138,605
Eurobonds		dec-16	dec-17	US$	1.8%	49,610	48,448
Eurobonds		oct-16	oct-17	US$	1.8%	48,978	-
Eurobonds		nov-16	nov-17	US$	2.1%	83,727	-
Eurobonds		dec-16	dec-17	US$	2.0%	200,742	-
Eurobonds		sep-16	sep-17	EUR	0.8%	22,944	-
Eurobonds		jun-17	dec-17	US$	1.6%	165,432	-
Eurobonds		apr-17	oct-17	EUR	0.2%	188,843	-
Eurobonds		may-17	may-18	US$	2.4%	47,129	-
Eurobonds		dec-16	dec-17	US$	2.3%	29,054	-
Other						470,367	811,977
Total						3,392,376	7,721,646

On June 30, 2017 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

b.4) Subordinated liabilities

The Composition of "Subordinated Liabilities" is as follows:

						6/30/2017	12/31/2016
	Issuance		Maturity (1)	Issuance Value	Interest Rate (p.a.)	Total	Total
Subordinated Liabilities	may - 08		may - 15 to may - 18	R$283	CDI (2)	104,653	98,378
Subordinated Liabilities	may to jun - 08		may - 15 to jun - 18	R$268	IPCA (3)	388,911	367,868
Total						493,564	466,246
(1) Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of the CDI.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.4% p.a.

Changes in the balance of "Subordinated liabilities" in six-months period ended June 30, 2017 and 2016 were as follows:

					1/01 to 6/30/2017	1/01 to 6/30/2016
Balance at beginning of the period					466,246	8,097,304
Interest					27,318	577,593
Balance at end of the period					493,564	8,674,897

b.5) Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of equity instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan, are as follows:

					6/30/2017	12/31/2016
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.) (3)		Total
Tier I (1)	jan-14	no maturity (perpetual)	R$3,000	7.4%	4,186,765	4,125,557
Tier II (2)	jan-14	jan-24	R$3,000	6.0%	4,248,728	4,186,361
Total					8,435,493	8,311,918
(1) Interest quarterly paid from April 29, 2014.
(2) The interest payable semiannually from July 29, 2014.
(3) The effective interest rate, considering the income tax source assumed by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

Changes in the balance of "Debt Instruments Eligible to Compose Capital" in six-months period ended June 30, 2017 and 2016 were as follows:

					1/01 to 6/30/2017	1/01 to 6/30/2016
Balance at beginning of the period					8,311,918	9,959,037
Interest payment Tier I (1)					135,768	139,896
Interest payment Tier II (1)					110,601	112,590
Foreign exchange variation					188,541	(1,642,872)
Payments of interest - Tier I					(171,769)	(205,148)
Payments of interest - Tier II					(139,566)	(178,297)
Balance at end of the period					8,435,493	8,185,206
(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II was recorded against income for the period as "Interest expense and similar charges".

10. Provisions

a) Breakdown

					6/30/2017	12/31/2016
Provisions for pension funds and similar obligations					3,572,906	2,710,627
Provisions for judicial and administrative proceedings, commitments and other provisions					10,413,490	9,065,864
Judicial and administrative proceedings under the responsibility of former controlling stockholders					695,792	814,925
Judicial and administrative proceedings					8,692,156	7,470,344
Of which:
Civil					2,182,238	1,842,549
Labor					3,598,771	3,138,645
Tax and Social Security					2,911,147	2,489,150
Other provisions					1,025,542	780,595
Total					13,986,396	11,776,491

b) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation loss of company stock businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of lawsuits whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

b.1) Lawsuits and Administrative Tax and Social Security

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$3,412,740 (12/31/2016 - R$3,290,900): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. The Banco Santander's PIS and the PIS and Cofins liabilities of the other controlled companies are pending final judgment by the STF.

• Increase in CSLL tax rate - R$882,625 (12/31/2016 - R$851,744) – The Bank and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, which subsequently became Law 11,727/2008, in April 2008. Judicial proceedings are pending of judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

• CSLL - equal tax treatment - R$55,118 (12/31/2016 - R$54,245) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services for Financial Institutions (ISS) - R$667,230 (12/31/2016 - R$621,437): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

• Social Security Contribution (INSS) - R$259,360 (12/31/2016 - R$266,391): The Bank and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$704,231 (12/31/2016 – R$689,987) : In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Bank to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and Santander DTVM had obtained a non favorable decision at CARF. On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges, on June 30, 2017 amounting R$1,416 million. Based on the assessment of legal counsel, provision was made to cover the probable loss in the lawsuit.

b.2) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

b.3) Civil judicial and administrative proceedings

These provisions are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Sawsuits that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main lawsuits classified as probable loss are described below:

• Lawsuits for indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

• Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average losses of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappeasable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Tribunal da Justiça (STJ - Justice Superior Court) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. However, the assessment of this question is paralyzed in the Supreme Court for lack of quorum, considering that some of his ministers declared themselves unable to judge the matter and therefore is likely to judgment remains paralyzed for several years yet. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table). Moreover, there are precedents at the STF regarding the constitutionality of the norms that changed Brazil’s monetary standard.

On April 14, 2010, the STJ decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of 5 years is likely to be rejected, reducing the values involved. Still, the STJ decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

b.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not being accrued as a provision.

Tax lawsuits classified as possible loss risk, totaled R$18,829 million, including the following main lawsuits:

• Credit Losses - The Bank and its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities IRPJ and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of June 30, 2017 the amount related to this challenge is approximately R$771 million.

• INSS on Profit Sharing Payments (“PLR”) – The Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of June 30, 2017 amounts related to these proceedings totaled approximately R$3,820 million.

• IRPJ and CSLL - Capital Gain - The Federal Revenue Service of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Revenue Service of Brazil claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain was taxed properly. The administrative process is awaiting trial. The Banco Santander is responsible for any adverse outcome in this process as Former Controller of Zurich Santander Brasil Seguros e Previdência S.A. As of June 30, 2017 the amount related to this proceeding is approximately R$286 million.

• Goodwill amortization of Banco Real – The Brazilian Federal Revenue issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notices was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. On June 30, 2017, the figure was R$1,301 million.

• Goodwill amortization of Banco Sudameris – The Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related period of 2007 to 2012. Banco Santander presented the respective administrative defenses, which are pending. On June 30, 2017, the figure was R$592 million.

• Unrecognized Compensation – The Bank and its affiliates discuss administrative and legal proceedings with the Brazilian Federal Revenue, the not ratification of tax offsets with credits due to overpayment or undue payment. On June 30, 2017, the figure was R$2,193 million.

The labor lawsuits classified as possible loss risk totaled R$15 million, excluding the lawsuit below:

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the STF upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the STF for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

• Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Bank of the State of São Paulo requesting the readjustment of the supplementation of retirement by the IGPDI for Banespa retirees who have been admitted until May 22 Of 1975. The judgment granted the correction but only in the periods in which no other form of adjustment was applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this regard in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other actions or have already had some type of adjustment. The amount related to this action is not disclosed due to the current stage of the process and the possible impact that such disclosure may generate on the progress of the action.

The liabilities related to civil lawsuits with possible loss risk totaled R$1,215 million, the main lawsuit as follows:

• Indemnity lawsuit arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça)

• Indemnity lawsuit related to custody services - provided by Banco Santander (Brasil) S.A. at an early stage and still not handed down;

• Lawsuit arising out of a contractual dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

b.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$687,298, R$1,966 and R$6,528 (12/31/2016 - R$810,383, R$712 e R$3,830), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

11. Stockholders Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require shareholders` approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

	Thousand shares
	6/30/2017			12/31/2016
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	86,953	112,529	199,482	67,498	92,949	160,447
Foreign Residents	3,764,018	3,599,582	7,363,600	3,783,473	3,619,162	7,402,635
Total	3,850,971	3,712,111	7,563,082	3,850,971	3,712,111	7,563,082
(-) Treasury shares	(30,356)	(30,356)	(60,712)	(25,786)	(25,786)	(51,572)
Total outstanding	3,820,615	3,681,755	7,502,370	3,825,185	3,686,325	7,511,510

b) Dividends and interest on capital

According to the Bank’s bylaws, shareholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Prior to the annual shareholders meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves shown in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, provided that the total dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

			6/30/2017
				Real per Thousand Shares / Units
			Thousands of Reais	Common	Preferred	Units
Interest on Capital (1) (2)			500,000	63.3780	69.7158	133.0938
Total on June 30, 2017			500,000
(1) Established by the Board of Directors in April 2017, Common Shares - R$53.8713, preferred - R$59.2584 and Units - R$113.1297 net of taxes.
(2) The amount of the interest on capital was fully input into the mandatory dividends for the year 2017 and was paid from May 26, 2017 without any compensation as monetary correction.

			12/31/2016
			Thousands of Reais	Real per Thousand Shares / Units
				Common	Preferred	Units
Interest on Capital (1) (4)			500,000	63.4290	69.7719	133.2009
Intermediate Dividends (2) (5)			700,000	88.8309	97.7140	186.5448
Intercalary Dividends (2) (5)			700,000	88.8309	97.7140	186.5448
Interest on Capital (3) (5)			3,350,000	425.1192	467.6311	892.7503
Total on December 31, 2016			5,250,000
(1) Established by the Board of Directors in June 2016, Common Shares - R$53.9146, preferred - R$59.3061 and Units - R$113.2207 net of taxes.
(2) Established by the Board of Directors in December 2016.
(3) Established by the Board of Directors in December 2016, Common Shares- R$361.3513, preferred - R$397.4864 and Units - R$758.8377 net of taxes.
(4) The amount of the interest on capital were be fully input into the mandatory dividends for the year 2016 and were paid from August 26, 2016 without any compensation as monetary correction.

(5) The amount of intermediate, intercalary dividends and interest on capital were be fully attributed to supplementary and mandatory dividends for the year 2016 and were paid from February 23, 2017, without any compensation to the restatement.

c) Treasury Shares

In the meeting held on November 3, 2016, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2016, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,402,972 Units, representing 38,402,972 common shares and 38,402,972 preferred shares, or the ADRs, which, on September 30, 2016, corresponded to approximately 1.02% of the Bank’s share capital. On September 30, 2016, the Bank held 384,029,725 common shares and 411,834,140 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans.

The term of the Buyback Program is 365 days counted from November 4, 2016, and it will expire on November 3, 2017.

	6/30/2017		12/31/2016
	Quantity	Quantity
	Units	Units	ADRs
Treasury shares at beginning of the period	25,786	7,080	13,138
Cancellation of ADRs (1)	-	13,138	(13,138)
Shares Acquisitions	8,941	14,284	-
Payment - Share-based compensation	(4,371)	(8,716)	-
Treasury shares at end of period	30,356	25,786	-
Subtotal - Treasury Shares in thousands of reais	R$ 676,900	R$ 513,889	R$ -
Emission Costs in thousands of Reais	R$ 169	R$ 145	R$ -
Balance of Treasury Shares in thousands of reais	R$ 677,069	R$ 514,034	R$ -
Cost/Market Value	Units	Units	ADRs
Minimum cost	R$ 7.55	R$ 7.55	US$ 4,37
Weighted average cost	R$ 22.30	R$ 19.93	US$ 6,17
Maximum cost	R$ 32.29	R$ 26.81	US$ 10,21
Market value on June,30 2017	R$ 25.00	R$ 28.32	US$ 8,58
(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.

Additionally, during the period of six-months ended in June 30, 2017, treasury shares were traded, that have resulted in loss of R$344 (6/30/2016 - loss of R$5,694) recorded directly in equity in capital reserves.

12. Income Tax

The total charge for the year can be reconciled to the accounting profit as follows:

		1/01 a 6/30/2017	1/01 a 6/30/2016
Operating Income before Tax		6,470,624	12,991,655
Interest on capital (1)		(500,000)	(500,000)
Operating Income before Tax		5,970,624	12,491,655
Tax (25% of Income Tax and 20% of Social Contribution)		(2,686,781)	(5,621,245)
PIS and COFINS (net of income tax and social contribution) (2)		(674,344)	(988,790)
Non - Taxable/Indeductible :
Equity instruments		17,394	17,409
Goodwill (3)		399,989	368,947
Exchange variation - foreign operations (4)		360,784	(3,596,047)
Net Indeductible Expenses of Non-Taxable Income		107,394	165,721
Adjustments:
IR/CS Constitution on temporary differences		647,371	691,648
CSLL Tax rate differential effect (5) (6)		(343,425)	(375,365)
Others Adjustments (7)		(27,705)	(7,467)
Income tax and Social contribution		(2,199,323)	(9,345,189)
Of which:
Current taxes		(3,242,783)	(3,579,491)
Deferred taxes		1,043,460	(5,765,698)
Taxes paid in the period		(922,791)	(1,677,835)

(1) Amount distributed to shareholders as interest attributable to shareholders' equity. For accounting purposes, although interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of net income in the financial statements and deducted from shareholders' equity, since it is considered as a dividend.

(2) PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

(3) The difference between the tax basis and accounting basis of goodwill on acquisition of Banco ABN Amro Real S.A. is a permanent and definitive difference. Administration in this case the possibility of loss on impairment or disposal is remote and only applies to the entity as a whole and according to the characteristics of the business combination performed, it is not possible to segregate and identify the business originally acquired. Therefore deferred tax liability is not record.

(4) Permanent difference related of foreign currency exchange variation on investments abroad nontaxable/deductible (see details below).
(5) Effect of rate differences for the other non-financial entity, which the social contribution tax rate is 9%.
(6) Includes the increase of the provisional CSLL rate (5%) from September 2015 to December 2018.
(7) In the same semester of 2016, it includes IAS 21 in the amount of R$138,187 (see Investment Hedge Abroad described below).

Tax Hedge of Grand Cayman and of Santander Brasil EFC

Banco Santander operates an agency in the Cayman Islands, mainly used to raise funds in the international capital and financial markets, to provide the Bank with credit lines that are extended to its clients for financing foreign trade and working capital and a subsidiary Santander Brasil Establecimiento Financiero de Credito, EFC, EFC, or Santander Brasil EFC, which provides financing to Brazilian clients.

To hedge exposure to exchange rate variations, the Bank uses derivatives and funding. In accordance with Brazilian tax rules, gains or losses arising from the impact of the appreciation or depreciation of the Real on foreign investments are not taxable for PIS / Cofins / IR / CSLL purposes, while the gains or losses of the derivatives used as hedges are taxable. The purpose of these derivatives is to protect net income after taxes.

Tax treatment distinct from such exchange rate differences results in volatility in "Operating Income Before Tax" and "Income taxes". The foreign exchange variations recorded as a result of foreign investments in the period ended June 30, 2017 resulted in gain of R$770 million. On the other hand, derivative contracts contracted to cover these positions generated a loss recorded on "Gains (losses) on financial assets and liabilities" of R$1,469 million. The tax effect of these derivatives impacted the line of "income tax", generating a gain of R$699 million, composed of R$69 million of PIS / Cofins and R$630 million of IR / CSLL.

13. Breakdown of income accounts

a) Personnel expenses

	4/01 to 6/30/2017	4/01 to 6/30/2016	1/01 to 6/30/2017	1/01 to 6/30/2016
Salary	1,370,569	1,282,085	2,746,502	2,572,281
Social security costs	328,278	321,233	669,333	575,351
Benefits	339,187	316,942	665,694	637,159
Defined benefit pension plans	5,023	6,117	10,040	12,234
Contributions to defined contribution pension funds	20,636	21,418	41,770	42,698
Share-based payment costs	1,332	630	9,297	19,780
Training	11,590	15,982	20,231	29,499
Other personnel expenses	63,899	38,670	135,469	76,135
Total	2,140,514	2,003,077	4,298,336	3,965,137

b) Other administrative expenses

	4/01 to 6/30/2017	4/01 to 6/30/2016	1/01 to 6/30/2017	1/01 to 6/30/2016
Property, fixtures and supplies	324,633	325,502	649,215	650,405
Technology and systems	310,309	308,507	641,340	619,290
Advertising	123,813	122,509	202,171	193,220
Communications	101,751	113,134	215,942	233,413
Subsistence allowance and travel expenses	27,226	30,265	50,307	71,653
Taxes other than income tax	24,163	22,286	46,485	32,697
Surveillance and cash courier services	157,971	157,764	307,407	320,956
Insurance premiums	7,469	5,857	14,988	11,605
Specialized and technical services	396,074	439,004	913,062	883,543
Other administrative expenses	165,837	112,500	293,249	220,873
Total	1,639,246	1,637,328	3,334,166	3,237,655

14. Share-based compensation

Banco Santander has long-term compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, may also be eligible according to the seniority of the group. For the Board of Directors members in order to be eligible, they are required to exercise Executive Board functions.

a) Local program

The Long-Term Incentive Plan SOP 2014, PSP 2013 and SOP 2013 were closed in 2016. In 2017, the only Bank’s share-based compensation program that remains open for exercise is the Stock Option Plan for Share Deposit Certificates – Units (SOP 2013), approved at the EGM held on 29 April, 2013, held an EGM.

(i) Share purchase plans

Long-Term Incentive Plan – SOP 2013: It is a call option plan with 3 years of vesting. The period for the exercise comprises is between June 30, 2016 to June 30, 2018. The number of Units to be exercised by the participants were determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and adjusted by the indicator Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year. The final result of the plan was 89.61%.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plan, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

				SOP 2013 (1)
Total Shareholder Return (TSR) rank		% of Exercisable Shares
1st				100%
2nd				75%
3rd				50%
(1) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the RoRWA..

				SOP 2013
Method of Assessment				Black&Scholes
Volatility				40.00%
Rate of Dividends				3.00%
Vesting Period				3 years
Average Exercise Time				5 years
Risk-Free Rate				11.80%
Probability of Occurrence				60.27%
Fair Value of the Option Shares				R$5,96

The average value of shares SANB11(Shares of the Bank in B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.) (Current Company Name of BM&FBovespa) in the period ended on June 30, 2017 is R$28.90 (12/31/2016 - R$19.94).

In the period ended on June 30, 2017, were not recorded daily pro-rata expenses (6/30/2016 - expenses of R$15,938), relating to the SOP plan.

	Number of Units	Exercise Price	Year Granted	Employees	Date of Commencement of Period	Expiration Date of Period
Final Balance on December 31, 2015	12,663,604
Cancelled options (SOP - 2013)	(1,346,779)	12.84	2013	Managers	06/30/16	06/30/18
Exercised options (SOP - 2013)	(6,377,786)	12.84	2013	Managers	06/30/16	06/30/18
Granted options (SOP - 2013)	220,606	12.84	2013	Managers	06/30/16	06/30/18
Cancelled options (PSP - 2013)	(298,446)		2013	Managers	08/13/13	06/30/16
Granted options (PSP - 2013)	(2,147,515)		2013	Managers	08/13/13	06/30/16
Cancelled options (SOP - 2014)	(34,196)	14.31	2011	Managers	06/30/14	06/30/16
Exercised options (SOP - 2014)	(693,230)	12.72	2011	Managers	06/30/14	06/30/16
Final Balance on December 31, 2016	1,986,258
Exercised options (SOP - 2013)	(582,485)	12.84	2013	Managers	06/30/16	06/30/18
Final Balance on June 30, 2017	1,403,773
SOP 2013	1,403,773	12.84	2013	Managers	06/30/16	06/30/18
Total	1,403,773

a.2) Global Program

Long-Term Incentive Policy

In 2014, a share delivery plan called Long Term Incentive Global CRDIV - Grant 2014 was released. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

In 2016, a stock delivery plan called Plan 2nd Global Long -Term Incentive CRDIV - Grant 2015 was launched.

Fair Value of Global Plan

1st Long-Term Incentive Global Plan CRDIV - Grant 2014

It was assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

Long-Term Incentive Global Plan CRDIV - Grant 2014
				2 years	3 years	4 years
Future income Dividend				11.10%	10.80%	9.50%
Expected Volatility				32.70%	34.70%	36.90%
Volatility comparator				12% - 52%	16% - 56%	16% - 52%
Risk-free interest rate				1.70%	2.10%	2.50%
Correlation				0.55	0.55	0.55

The indicator will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (TSR) of the Santander Group with the RTA of fifteen leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification in 2014 and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in reais that was converted to shares of Santander Group, by the price of R$19.2893. These shares will be delivered in the years 2016, 2017 and 2018, with sale restriction of one year after each delivery.

2nd Long-Term Incentive Global Plan CRDIV - Grant 2015

The agreed ILP values for each participant will be obtained from the verification of the achievement of indicators in two moments: the first time to determine the eligibility (2015-2016) and a second time to calculate the number of actions due (2016, 2017 and 2018).

Indicators - First time

• RTA versus Competitors

• ROTE Bank versus Budget

Indicators - Second time

• RTA versus Competitors

• ROTE Bank versus Budget

• Employee satisfaction

• Customer satisfaction

• Corporate main bank costumer indicator versus Budget

Each executive has a target in reais that was converted to shares of Santander Bank Spain by the price of R$17.473. These shares will be delivered in 2019, with sale restriction of one (1) year after the delivery.

	Number of Shares	Granted Year	Employees	Data of Commencement of the Period	Data of Expiry of Period

1st Long-Term Incentive Global Plan CRDIV - Grant 2014	1,613,057	2014	Executives	jan - 2014	dec - 2017
2nd Long-Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Executives	jan - 2015	dec - 2017
Balance Plans on June 30, 2017	3,388,106

In the period ended June 30, 2017, were recognized daily pro-rata expenses amounting R$2,297 (6/30/2016 - were not recognized expenses), related to costs to the respective dates of the above cycles, for total plans of the Global Program.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b) Variable Remuneration Referenced in Shares

The Annual stockholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a referenced variable remuneration in shares plan effective for all the companies of the Group, including Banco Santander. This new policy, subject to adjustments applicable to Banco Santander, were approved by Appointment and Compensation Committee and Board of Directors at the meeting held on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of stockholders' via a long-term commitment.

The purpose of the plan is the cash or shares payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the Bank’s compensation policy, based on the future performance of the bank’s shares.

The referenced variable compensation in shares is within the limits of the overall management compensation approved by Banco Santander's Annual Stockholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On March 18, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable compensation of directors and certain employees, which was approved in EGM (Extraordinary General Meeting) of April 30, 2015.

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable compensation of directors and certain employees, which was approved in EGM (Extraordinary General Meeting) of December 14, 2015.

On October 25, 2016, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable compensation of directors and certain employees, which was approved in EGM (Extraordinary General Meeting) of December 21, 2016.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The variable compensation plan Banco Santander is divided into two programs: (i) Collective Identified and (ii) Collective unidentified.

a) Identified Collective - Participants of the Executive Committee, Statutory Officers and other executives who take significant risks in the Bank and are responsible for the control areas. The payment deferral will be held in two ways: 50% in cash, indexed to 100% of CDI and 50% in shares (Units SANB11). On the period ended on June 30, 2017, was recorded expenses amounting R$6,961 (6/30/2016 - gain of R$5,956), regarding the provision of the deferral plan in shares.

b) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 100% of CDI. On the period ended on June 30, 2017, there were expenses of R$18,661 (6/30/2016 - gain of R$53).

15. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments:

• Commercial Banking,

• Global Wholesale Banking,

The Bank has two segments, the commercial (except for the Corporate Banking business managed globally using the Global Relationship Model) and the Global Wholesale Banking segment includes the Investment Banking and Markets operations, including departments cash and stock trades.

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The income statements and other significant data are as follows:

	4/01 to 6/30/2017
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	7,997,608	689,371	8,686,979
Income from equity instruments	61,987	-	61,987
Income from companies accounted for by the equity method	33,209	-	33,209
Net fee and commission income	2,759,382	364,882	3,124,264
Gains (losses) on financial assets and liabilities and exchange differences (1)	(1,623,264)	290,662	(1,332,602)
Other operating income/(expenses)	(228,416)	(5,241)	(233,657)
TOTAL INCOME	9,000,506	1,339,674	10,340,180
Personnel expenses	(1,966,753)	(173,761)	(2,140,514)
Other administrative expenses	(1,618,569)	(20,677)	(1,639,246)
Depreciation and amortization	(386,702)	(24,785)	(411,487)
Provisions (net)	(865,647)	(17,006)	(882,653)
Net impairment losses on financial assets	(2,446,516)	(425,896)	(2,872,412)
Net impairment losses on non-financial assets	(48,603)	33	(48,570)
Other financial gains/(losses)	(215,345)	-	(215,345)
OPERATING INCOME BEFORE TAX (1)	1,452,371	677,582	2,129,953
Economic Hedge(1)	1,665,196	-	1,665,196
ADJUSTED OPERATING INCOME BEFORE TAX (1)	3,117,567	677,582	3,795,149

	4/01 to 6/30/2016
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	6,598,773	648,991	7,247,764
Income from equity instruments	40,198	-	40,198
Income from companies accounted for by the equity method	22,531	-	22,531
Net fee and commission income	2,336,582	382,617	2,719,199
Gains (losses) on financial assets and liabilities and exchange differences (1)	3,669,695	780,762	4,450,457
Other operating income/(expenses)	(132,807)	5,167	(127,640)
TOTAL INCOME	12,534,972	1,817,537	14,352,509
Personnel expenses	(1,832,547)	(170,530)	(2,003,077)
Other administrative expenses	(1,563,127)	(74,201)	(1,637,328)
Depreciation and amortization	(345,166)	(25,114)	(370,280)
Provisions (net)	(686,017)	(9,531)	(695,548)
Net impairment losses on financial assets	(2,262,005)	(636,802)	(2,898,807)
Net impairment losses on non-financial assets	(6,843)	25	(6,818)
Other financial gains/(losses)	(8,759)	-	(8,759)
OPERATING INCOME BEFORE TAX (1)	5,830,508	901,384	6,731,892
Economic Hedge(1)	(3,285,380)	-	(3,285,380)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	2,545,128	901,384	3,446,512

1/01 to 6/30/2017
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	15,592,550	1,318,467	16,911,017
Income from equity instruments	72,478	-	72,478
Income from companies accounted for by the equity method	38,653	-	38,653
Net fee and commission income	5,445,317	714,985	6,160,302
Gains (losses) on financial assets and liabilities and exchange differences (1)	(444,441)	956,167	511,726
Other operating income/(expenses)	(333,496)	(2,570)	(336,066)
TOTAL INCOME	20,371,061	2,987,049	23,358,110
Personnel expenses	(3,949,779)	(348,557)	(4,298,336)
Other administrative expenses	(3,295,862)	(38,304)	(3,334,166)
Depreciation and amortization	(760,959)	(49,291)	(810,250)
Provisions (net)	(1,837,053)	(20,782)	(1,857,835)
Net impairment losses on financial assets	(5,499,763)	(658,046)	(6,157,809)
Net impairment losses on non-financial assets	(90,533)	(94)	(90,627)
Other financial gains/(losses)	(338,463)	-	(338,463)
OPERATING INCOME BEFORE TAX (1)	4,598,649	1,871,975	6,470,624
Economic Hedge(1)	698,413	-	698,413
ADJUSTED OPERATING INCOME BEFORE TAX (1)	5,297,062	1,871,975	7,169,037

	1/01 to 6/30/2016
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	13,388,011	1,455,596	14,843,607
Income from equity instruments	44,105	-	44,105
Income from companies accounted for by the equity method	38,686	-	38,686
Net fee and commission income	4,385,708	740,535	5,126,243
Gains (losses) on financial assets and liabilities and exchange differences (1)	6,883,641	1,395,801	8,279,442
Other operating income/(expenses)	(215,076)	(280)	(215,356)
TOTAL INCOME	24,525,075	3,591,652	28,116,727
Personnel expenses	(3,620,458)	(344,679)	(3,965,137)
Other administrative expenses	(3,095,042)	(142,613)	(3,237,655)
Depreciation and amortization	(672,264)	(51,312)	(723,576)
Provisions (net)	(1,474,521)	(19,837)	(1,494,358)
Net impairment losses on financial assets	(4,737,825)	(918,634)	(5,656,459)
Net impairment losses on non-financial assets	(47,308)	(349)	(47,657)
Other financial gains/(losses)	(230)	-	(230)
OPERATING INCOME BEFORE TAX (1)	10,877,427	2,114,228	12,991,655
Economic Hedge(1)	(6,580,010)	-	(6,580,010)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	4,297,417	2,114,228	6,411,645

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line.

	6/30/2017
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	569,553,133	63,920,450	633,473,583
Loans and advances to customers	198,686,643	54,555,395	253,242,038
Customer deposits	232,651,616	35,927,045	268,578,661

	12/31/2016
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	557,624,385	76,768,855	634,393,240
Loans and advances to customers	191,433,209	60,569,565	252,002,774
Customer deposits	228,923,947	18,521,230	247,445,177

16. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

The transactions related to the Bank with its related parties for three-months ended June 30, 2017 and December 31, 2016 were as follows:

a) Key-person management compensation

The Board of Directors' meeting, held on March 28, 2017 approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2017 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal will be approved by the extraordinary stockholders' meeting (ESM) held on April 28, 2017.

a.1) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

a.2) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

		1/01 to 6/30/2017	1/01 to 6/30/2016
Fixed compensation		41,990	39,617
Variable compensation		75,387	54,589
Other		6,146	7,195
Total Short-term benefits		123,523	101,401
Share-based payment		1,606	-
Total Long-term benefits		1,606	-
Total (1)		125,129	101,401
(1) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco and other companies in the Conglomerate Santander.

Additionally, in the period of six-months ended June 30, 2017, charges were collected on key-person management compensation amounting R$14,862 (6/30/2016 - R$13,796).

a.3) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - directors, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct ownership interests (common shares and preferred shares):

	6/30/2017
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	521,964	13.5%	519,268	14.0%	1,041,232	13.8%
Qatar Holding, LLC	115,812	3.0%	115,812	3.1%	231,624	3.1%
Employees	4,227	0.1%	4,240	0.1%	8,467	0.1%
Directors (*)	4,985	0.1%	4,985	0.1%	9,970	0.1%
Other	256,371	6.7%	284,161	7.7%	540,532	7.1%
Total	3,820,615	99.2%	3,681,755	99.2%	7,502,370	99.2%
Treasury shares	30,356	0.8%	30,356	0.8%	60,712	0.8%
Total	3,850,971	100.0%	3,712,111	100.0%	7,563,082	100.0%
Free Float (2)	376,410	9.8%	404,213	10.9%	780,623	10.3%

	12/31/2016
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	521,965	13.6%	519,268	14.0%	1,041,233	13.8%
Qatar Holding, LLC	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,914	0.1%	3,929	0.1%	7,843	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	174,238	4.5%	202,027	5.5%	376,265	5.0%
Total	3,825,185	99.4%	3,686,325	99.4%	7,511,510	99.4%
Treasury shares	25,786	0.6%	25,786	0.6%	51,572	0.6%
Total	3,850,971	100.0%	3,712,111	100.0%	7,563,082	100.0%
Free Float (2)	385,964	10.0%	413,768	11.1%	799,732	10.6%
(1) Companies of the Santander Spain Group.
(2) Composed of Employees, Qatar Holding and other.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

c.1) Qatar Holding LLC's Public Offering

On April 11, 2017, Banco Santander in Brazil informed its shareholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brazil and held by Qatar Holding LLC (Selling Shareholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25, resulting on a total amount of R$2 billion. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units, exclusively in the form of ADSs also held by the Selling Shareholder.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutatively condition.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

Thousands of Real	6/30/2017
	Parent (1)	Joint-controlled companies	Other Related- Party (2)
Assets	12,222,513	886,582	641,346
Trading derivatives, net	(186,887)	-	(325,502)
Banco Santander Spain	(186,887)	-	-
Abbey National Treasury Services Plc (2)	-	-	(105,418)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(220,084)
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency
	12,318,326	-	111,050
Banco Santander Spain (3) (5)	12,318,326	-	-
Banco Santander Totta, S.A. (2)	-	-	3,689
Abbey National Treasury Services Plc (2)	-	-	105,945
Bank Zachodni (2)	-	-	166
Banco Santander, S.A. – México (2)	-	-	1,250
Loans and other values with customers	-	-	855,798
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	855,798
Loans and other values with credit institutions (1)	32,919	883,411	-
Banco Santander Spain	32,919	-	-
Banco RCI Brasil S.A.	-	883,411	-
Other Assets	58,155	3,171	-
Banco Santander Spain	58,155	-	-
Banco RCI Brasil S.A.	-	3,171	-

Liabilities	(8,770,323)	(113,829)	(1,414,542)
Deposits from credit institutions	(782,970)	(76,648)	(1,089,176)
Banco Santander Spain (4)	(782,970)	-	-
Santander Securities Services Brasil Participações S.A. (2)	-	-	(251,780)
Banco Santander Río S.A. (2)	-	-	(520)
Santander Brasil Asset (2)	-	-	(57)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(801,374)
Banco Santander, S.A. – Uruguay (2)	-	-	(515)
Banco Santander Totta, S.A. (2)	-	-	(147)
Banco Santander de Negocios Colombia S.A. (2)	-	-	(34,783)
Banco RCI Brasil S.A.	-	(76,648)	-
Customer deposits	-	(37,181)	(276,527)
ISBAN Brasil S.A. (2)	-	-	(36,451)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(66,953)
Produban Serviços de Informática S.A. (2)	-	-	(14,987)
Zurich Santander Brasil Seguros e Previdência S.A. (1)	-	-	(114,613)
Santander Brasil Gestão de Recursos Ltda	-	-	(24,320)
Webmotors S.A.	-	(37,181)	-
Other	-	-	(19,203)
Debt Instruments Eligible for Capital	(7,976,613)	-	-
Banco Santander Spain	(7,976,613)	-	-
Other Liabilities	(10,740)	-	(48,839)
Banco Santander Spain	(10,740)	-	-
Santander Brasil Asset	-	-	(69)
Produban Serviços de Informática S.A. (Produban Spain) (2)	-	-	(11,906)
Ingeniería de Software Bancario, S.L. (2)	-	-	(16,099)
Santander Securities	-	-	(7,287)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(13,478)

Thousands of Real	12/31/2016
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	10,919,116	794,800	556,248
Financial assets for trading - Derivatives net	(184,304)	-	(400,570)
Banco Santander Spain	(184,304)	-	-
Abbey National Treasury Services Plc (2)	-	-	(91,828)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(308,742)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	10,900,941	-	94,530
Banco Santander Spain (3) (5)	10,900,941	-	-
Banco Santander Totta, S.A. (2)	-	-	1,261
Abbey National Treasury Services Plc (2)	-	-	92,118
Bank Zachodni (2)	-	-	117
Banco Santander, S.A. – México (2)	-	-	1,034
Loans and other values with customers	-	136,354	862,288
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	862,553
Webmotors S.A.	-	136,354	-
Santander Brasil Gestão de Recursos Ltda	-	-	(265)
Loans and other values with credit institutions (1)	25,546	656,806	-
Banco Santander Spain	25,546	-	-
Banco RCI Brasil S.A.	-	656,806	-
Other Assets	176,933	1,640	-
Banco Santander Spain	176,933	-	-
Banco RCI Brasil S.A.	-	1,640	-

Liabilities	(11,984,199)	(106,527)	(1,222,556)
Deposits of Brazil Central Bank and deposits of credit institutions	(327,466)	(40,202)	(980,702)
Banco Santander Spain (4)	(327,466)	-	-
Santander Securities	-	-	(208,059)
Santander Brasil Asset	-	-	(12,079)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(757,874)
Banco Santander, S.A. – Uruguay (2)	-	-	(2,158)
Banco RCI Brasil S.A.	-	(40,202)	-
Others	-	-	(532)
Customer deposits	-	(66,325)	(189,794)
ISBAN Brasil S.A. (2)	-	-	(22,232)
Santander Securities	-	-	(52,484)
Produban Serviços de Informática S.A. (2)	-	-	(19,653)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(44,840)
Santander Brasil Gestão de Recursos Ltda	-	-	(39,361)
Webmotors S.A.	-	(66,325)	-
Other	-	-	(11,224)
Other Liabilities - Dividends and Interest on Capital Payable	(3,794,130)	-	(16,494)
Banco Santander Spain	(589,227)	-	-
Grupo Empresarial Santander, S.L. (1) (2)	(1,201,612)	-	-
Sterrebeeck B.V. (1) (2)	(2,003,291)	-	-
Banco Madesant - Sociedade Unipessoal, S.A. (2)	-	-	(1,075)
Santusa Holding, S.L. (2)	-	-	(15,419)
Other Liabilities	(2,954)	-	(35,566)
Banco Santander Spain	(2,954)	-	-
Santander Brasil Asset	-	-	(70)
ISBAN Brasil S.A. (2)	-	-	(339)
Santander Securities	-	-	(4,430)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(30,684)
Other	-	-	(43)
Other - Debt Instruments Eligible for Capital	(7,859,649)	-	-
Banco Santander Espanha	(7,859,649)	-	-

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) On June 30, 2017, includes to the cash of R$538,487 (12/31/2016 - R$582,571).
(4) On June 30, 2017, refers to raising funds through operations transfers abroad amounting R$782,970 (12/31/2016 - R$327,466), with maturity until May, 2018 and interest until 9.63% p.a.

(5) On June 30, 2017, includes to investments in foreign currency (applications overnight): maturing on July 3, 2017 the amount of R$11,247,880 (12/31/2016 - R$10,269,812) and up to interest 1.18% p.a., held at Santander Estabelecimento Financeiro de Crédito, Banco Santander Brasil and its Agency Grand Cayman.

Thousands of Real	1/01 to 6/30/2017
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	304,774	43,004	342,746
Interest and similar income - Loans and amounts due from credit institutions	45,506	39,322	344
Banco Santander Spain	45,506	-	-
Banco RCI Brasil S.A.	-	39,322	-
Abbey National Treasury Services Plc	-	-	344
Interest expense and similar charges - Customer deposits	-	(2,977)	(9,037)
ISBAN Brasil S.A.	-	-	(1,028)
Santander Securities Services Brasil Participações S.A.	-	-	(3,551)
Santander Brasil Gestão de Recursos Ltda	-	-	(3,689)
Santander Cultural	-	-	(27)
Webmotors S.A.	-	(2,977)	-
Produban Serviços de Informática S.A.	-	-	(681)
Others	-	-	(61)
Interest expense and similar charges - Deposits from credit institutions	(7,496)	(1,434)	(64,884)
Banco Santander Spain	(7,496)	-	-
Banco RCI Brasil S.A.	-	(1,434)	-
Santander Securities Services Brasil DTVM S.A	-	-	(12,614)
SAM Brasil Participações	-	-	(59)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(52,211)
Fee and commission income (expense)	(1,417)	8,093	1,014,372
Banco Santander Spain	(1,417)	-	-
Banco RCI Brasil S.A.	-	8,090	-
Banco Santander International	-	-	7,447
Webmotors S.A.	-	3	-
Zurich Santander Brasil Seguros S.A.	-	-	116,579
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	888,685
Other	-	-	1,661
Debt Instruments Eligible to Compose Capital	(110,601)	-	-
Banco Santander Spain (2)	(110,601)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	378,782	-	(91,449)
Banco Santander Spain	378,782	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(75,788)
Abbey National Treasury Services Plc	-	-	(7,766)
Other	-	-	(7,895)
Administrative expenses and amortization	-	-	(496,096)
ISBAN Brasil S.A.	-	-	(174,198)
Produban Serviços de Informática S.A.	-	-	(107,909)
ISBAN Chile S.A.	-	-	(11)
Aquanima Brasil Ltda.	-	-	(12,821)
TECBAN - Tecnologia Bancaria Brasil	-	-	(132,000)
Produban Serviços de Informática S.A. (Produban Spain)	-	-	(16,195)
Santander Securities Services Brasil DTVM S.A	-	-	(20,356)
Ingeniería de Software Bancario, S.L.	-	-	(31,534)
Other	-	-	(1,072)
Other Administrative expenses - Donation	-	-	(10,504)
Santander Cultural	-	-	(2,354)
Fundação Santander	-	-	(800)
Fundação Sudameris	-	-	(7,350)

Thousands of Real	1/01 to 6/30/2016
	Parent (1)	Joint-controlled companies	Other Related- Party (2)
Income	(337,903)	58,620	530,089
Interest and similar income - Loans and amounts due from credit institutions	22,437	68,522	204
Banco Santander Spain	22,437	-	-
Abbey National Treasury Services Plc	-	-	204
Banco RCI Brasil S.A. (3)	-	68,522	-
Interest expense and similar charges - Customer deposits	-	(14,041)	(20,064)
ISBAN Brasil S.A.	-	-	(1,776)
Santander Brasil Gestão de Recursos Ltda	-	-	(6,678)
Santander Securities Services Brasil DTVM S.A	-	-	(9,035)
Webmotors S.A.	-	(14,041)	-
Services Brasil Participações S.A.	-	-	(1,504)
Produban Serviços de Informática S.A.	-	-	(885)
Other	-	-	(186)
Interest expense and similar charges - Deposits from credit institutions	(249)	(6,459)	(63,097)
Banco Santander Spain	(249)	-	-
Banco RCI Brasil S.A. (3)	-	(6,459)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(62,189)
Santander Asset Management, S.A. SGIIC.	-	-	(908)
Fee and commission income (expense)	(334)	10,598	966,401
Banco Santander Spain	(334)	-	-
Banco RCI Brasil S.A.	-	10,163	-
Banco Santander International	-	-	12,721
Webmotors S.A.	-	435	-
Zurich Santander Brasil Seguros S.A.	-	-	133,739
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	816,880
Other	-	-	3,061
Debt Instruments Eligible to Compose Capital	(188,080)	-	-
Banco Santander Spain (2)	(188,080)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(171,677)	-	167,529
Banco Santander Spain	(171,677)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	125,651
Abbey National Treasury Services Plc	-	-	37,251
Other	-	-	4,627
Administrative expenses and amortization	-	-	(510,473)
ISBAN Brasil S.A.	-	-	(208,813)
Produban Serviços de Informática S.A.	-	-	(121,080)
ISBAN Chile S.A.	-	-	(364)
Aquanima Brasil Ltda.	-	-	(12,038)
TECBAN - Tecnologia Bancaria Brasil	-	-	(102,316)
Produban Servicios Informaticos Generales, S.L. (Produban Spain)	-	-	(16,014)
Santander Securities Services Brasil DTVM S.A	-	-	(16,882)
Ingeniería de Software Bancario, S.L.	-	-	(30,870)
Others	-	-	(2,096)
Other Administrative expenses - Donation	-	-	(10,411)
Santander Cultural	-	-	(1,611)
Fundação Santander	-	-	(2,100)
Fundação Sudameris	-	-	(6,700)
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) In February 2016, the Cia de Crédito, Financiamento e Investimentos Renault was incorporated by Banco RCI Brasil.

17. Fair value of financial assets and liabilities

Under IFRS 13, fair value measurement using a fair value hierarchy that reflects the model used in the measurement process should be in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) prices in active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

Level 2: Are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: Are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trading Financial Assets, Other financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading

Level 1: The securities with high liquidity and observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations cannot be observed, the Management, using their own internal models, make their best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Private Securities (prominently on Debenture portfolio) in a market with less liquidity than those classified at Level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares that are not generally traded in an active market.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For the valuation derivatives traded over the counter, and the valuation of financial instruments (primarily swaps and options), are usually used as observable market data: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments mentioned, uses the method of the Black-Scholes model (exchange rate options, interest rate options; caps and floors) and the method of present value (discount of future values by market curves).

Level 3: Derivatives not traded in the stock market and that do not have an observable data in a active market were classified as Level 3, these and are composed of complex derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended June 30, 2017 and December 31, 2016 classified based on several measurement methods adopted by the Bank to determine fair value:

		6/30/2017
	Thousands of Real	Level 1	Level 2	Level 3	Total
	Financial assets held for trading	36,529,221	18,071,283	-	54,600,504
	Debt instruments	36,087,631	698,903	-	36,786,534
	Equity instruments	441,590	18,843	-	460,433
	Trading derivatives	-	17,353,537	-	17,353,537
	Other financial assets measured at fair value through profit or loss	1,591,777	66,937	34,993	1,693,707
	Debt instruments	1,587,305	66,937	-	1,654,242
	Equity instruments	4,472	-	34,993	39,465
	Available-for-sale financial assets	78,216,299	5,396,581	573,172	84,186,052
	Debt instruments	77,498,219	5,395,589	-	82,893,808
	Equity instruments	718,080	992	573,172	1,292,244
	Hedging derivatives (assets)	-	277,705	-	277,705
	Financial liabilities held for trading	29,099,703	15,731,820	-	44,831,523
	Trading derivatives	-	15,731,820	-	15,731,820
	Short positions	29,099,703	-	-	29,099,703
	Hedging derivatives (liabilities)	-	220,625	-	220,625

		12/31/2016
	Thousands of Real	Level 1 (1)	Level 2 (1)	Level 3	Total
	Financial assets held for trading	59,410,908	25,462,755	-	84,873,663
	Debt instruments	59,034,363	960,583	-	59,994,946
	Equity instruments	376,545	21,916	-	398,461
	Trading derivatives	-	24,480,256	-	24,480,256
	Other financial assets measured at fair value through profit or loss	1,597,660	76,035	37,509	1,711,204
	Debt instruments	1,592,714	76,035	-	1,668,749
	Equity instruments	4,946	-	37,509	42,455
	Available-for-sale financial assets	51,160,044	5,703,389	951,612	57,815,045
	Debt instruments	50,172,609	5,656,963	-	55,829,572
	Equity instruments	987,435	46,426	951,612	1,985,473
	Hedging derivatives (assets)	-	222,717	-	222,717
	Financial liabilities held for trading	31,694,269	19,925,600	-	51,619,869
	Trading derivatives	-	19,925,600	-	19,925,600
	Short positions	31,694,269	-	-	31,694,269
	Hedging derivatives (liabilities)	-	311,015	-	311,015
(1) There was no transfer between Level 1 and 2.

Movements in fair value of Level 3

The following table shows the changes that occurred in the six-months periods ended June 30, 2017 and 2016 for level 3:

In thousand of Real	Fair Value 12/31/2016	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 6/30/2017
Other financial assets at fair value through profit or loss	37,509	(2,604)	-	88	34,993
Available-for-sale financial assets	951,612	28,680	-	(407,120)	573,172

In thousand of Real	Fair Value 12/31/2015	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 3/31/2016
Other financial assets at fair value through profit or loss	573,664	(5,155)	-	(524,727)	43,782
Available-for-sale financial assets	857,817	4,531	(3,591)	(178,258)	680,499

Financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheets, except for loans and receivables.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets at a value other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured to a value other than fair value and their respective fair values at June 30, 2017 and December 31, 2016:

Thousands of Real					6/30/2017
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market - Brazilian Central Bank	38,417,304	38,481,253	-	38,481,253	-
Held to maturity investments	10,116,605	10,458,369	7,439,088	3,019,281	-
Loans and Receivables:
Loans and amounts due from credit institutions	31,378,760	31,386,640	-	31,386,640	-
Loans and advances to customers	253,242,038	256,041,329	-	-	256,041,329
Loans and receivables - Debt instruments	17,139,366	17,007,030	-	17,007,030	-
Total	350,294,073	353,374,621	7,439,088	89,894,204	256,041,329

Thousands of Real					12/31/2016
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market - Brazilian Central Bank	46,371,814	46,341,971	-	46,341,971	-
Held to maturity investments	10,048,761	10,555,437	6,942,173	3,613,264	-
Loans and Receivables:
Loans and amounts due from credit institutions	27,762,473	27,757,607	-	27,757,607	-
Loans and advances to customers	252,002,774	253,860,027	-	-	253,860,027
Loans and receivables - Debt instruments	16,283,259	16,003,885	-	16,003,885	-
Total	352,469,081	354,518,927	6,942,173	93,716,727	253,860,027

Investments in the Open Market - Brazil's Central Bank - The book value presented for these instruments approximates their fair value due to short term maturities and the recent start date.

ii) Financial liabilities measured at a value other than fair value

Following is a comparison of the carrying amounts of financial liabilities of the Bank measured to a value other than fair value and their respective fair values at June 30 , 2017 and December 31, 2016:

Thousands of Real				6/30/2017

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial liabilities at measured amortized cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	80,103,714	80,105,217	-	-	80,105,217
Customer deposits	253,696,629	253,860,494	-	-	253,860,494
Marketable debt securities	79,599,258	79,729,234	-	3,511,321	76,217,913
Subordinated Debt	493,564	507,072	-	-	507,072
Debt instruments Eligible Capital	8,435,493	8,435,493	-	8,435,493	-
Other financial liabilities	33,839,733	32,582,733	-	-	32,582,733
Total	456,168,391	455,220,243	-	11,946,814	443,273,429

Thousands of Real				12/31/2016

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial liabilities at measured amortized cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	78,319,960	78,323,271	-	-	78,323,271
Customer deposits	231,079,303	231,125,526	-	-	231,125,526
Marketable debt securities	99,842,955	99,671,288	-	7,321,870	92,349,418
Subordinated Debt	466,246	452,439	-	-	452,439
Debt instruments Eligible Capital	8,311,918	8,311,918	-	8,311,918	-
Other financial liabilities	36,879,099	35,622,099	-	-	35,622,099
Total	454,899,481	453,506,541	-	15,633,788	437,872,753

The methods and assumptions used to estimate the fair values summarized in the tables above are set forth below:

- Loans and amounts due from credit institutions and from customers – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts.

That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk free interest rate are incorporated to the risk free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

- Deposits from Bacen and credit institutions and Customer deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

- Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital – The fair value of long-term loans were estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in note 1.j.

18. Other disclosures

a) Derivative Financial Instruments

a.1) Derivatives Recorded in Memorandum and Balance Sheets

Summary of Trading Derivative portfolio and Used as Hedge portfolio

Assets			6/30/2017	12/31/2016
Swap Differentials Receivable (1)			15,673,430	15,321,646
Option Premiums to Exercise			730,751	935,520
Forward Contracts and Other			1,227,061	8,445,807
Total			17,631,242	24,702,973

Liabilities
Swap Differentials Payable (1)			13,803,492	12,267,819
Option Premiums Launched			354,824	1,166,002
Forward Contracts and Other			1,794,129	6,802,794
Total			15,952,445	20,236,615
(1) Includes swaption and embedded derivatives.

Summary by Category

Trading	6/30/2017		12/31/2016
	Notional	Market	Notional	Market
Swap	420,774,262	1,812,858	381,238,135	3,142,125
Asset	215,350,118	26,715,029	196,887,188	24,311,485
CDI (Interbank Deposit Rates)	44,964,281	25,273,276	44,868,680	22,759,822
Fixed Interest Rate - Real	137,929,990	-	126,300,261	-
Indexed to Price and Interest Rates	7,292,210	-	9,225,789	-
Indexed to Foreign Currency	25,163,637	1,441,753	16,492,458	1,551,663
Liabilities	205,424,144	(24,902,171)	184,350,947	(21,169,360)
CDI (Interbank Deposit Rates)	22,168,632	-	23,178,722	-
Indexed Interest Rate Fixed - Real	149,886,352	(22,515,617)	133,185,717	(17,414,147)
Indexed to Price and Interest Rates	9,849,211	(2,360,067)	12,767,212	(3,518,297)
Indexed to Foreign Currency	23,483,841	-	15,049,776	(38,836)
Other	36,108	(26,487)	169,520	(198,080)
Options	168,457,408	375,927	175,841,405	(230,482)
Purchased Position	83,506,630	730,751	83,883,966	935,520
Call Option - US Dollar	12,900,166	156,269	12,693,748	181,463
Put Option - US Dollar	3,499,653	118,536	3,788,161	392,048
Call Option - Other	16,793,233	31,542	20,115,932	62,517
Interbank Market	8,516,010	(1,116)	17,391,500	7,062
Other (1)	8,277,223	32,658	2,724,432	55,455
Put Option - Other	50,313,578	424,404	47,286,125	299,492
Interbank Market	49,348,456	20,846	46,106,600	18,029
Other (1)	965,122	403,558	1,179,525	281,463
Sold Position	84,950,778	(354,824)	91,957,439	(1,166,002)
Call Option - US Dollar	7,264,672	(121,842)	4,314,988	(141,172)
Put Option - US Dollar	5,104,964	(144,995)	7,390,733	(952,407)
Call Option - Other	12,009,840	(19,144)	30,441,646	(46,940)
Interbank Market	9,458,326	(1,775)	27,597,764	(4,087)
Other (1)	2,551,514	(17,369)	2,843,882	(42,853)
Put Option - Other	60,571,302	(68,843)	49,810,072	(25,483)
Interbank Market	59,785,899	(16,849)	49,245,495	(5,793)
Other (1)	785,403	(51,994)	564,577	(19,690)

Trading		6/30/2017		12/31/2016
	Notional	Market	Notional	Market
Futures Contracts	204,227,642	-	104,651,180	-
Purchased Position	55,000,002	-	40,396,456	-
Exchange Coupon (DDI)	33,162,003	-	14,473,180	-
Interest Rates (DI1 and DIA)	19,710,571	-	23,756,523	-
Foreign Currency	1,282,131	-	1,393,538	-
Indexes (2)	231,189	-	195,160	-
Other	614,108	-	578,055	-
Sold Position	149,227,640	-	64,254,724	-
Exchange Coupon (DDI)	31,166,592	-	15,048,490	-
Interest Rates (DI1 and DIA)	73,664,946	-	29,047,678	-
Foreign Currency	24,312,900	-	17,384,256	-
Indexes (2)	16,876,226	-	185,506	-
Treasury Bonds/Notes	3,206,976	-	2,588,794	-
Forward Contracts and Other	49,450,042	(567,068)	50,853,154	1,643,013
Purchased Position	21,058,065	242,437	20,864,170	3,386,347
Currencies	21,031,247	242,176	19,951,984	3,391,275
Other	26,818	261	912,186	(4,928)
Sold Position	28,391,977	(809,505)	29,988,984	(1,743,334)
Currencies	28,313,282	(893,898)	29,911,406	(1,826,965)
Other	78,695	84,393	77,578	83,631
(1) Includes stock options, indices and commodities.
(2) Includes Bovespa index and S&P.

a.2) Derivatives Financial Instruments by Counterparty

Notional				6/30/2017
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	43,962,595	32,857,458	138,530,065	215,350,118
Options	7,705,429	661,640	160,090,339	168,457,408
Futures Contracts	-	-	204,227,642	204,227,642
Forward Contracts and Other	27,519,305	16,348,997	5,581,740	49,450,042

Notional				12/31/2016
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	43,082,605	15,910,871	137,893,712	196,887,188
Options	5,916,105	839,182	169,086,118	175,841,405
Futures Contracts	-	-	104,651,180	104,651,180
Forward Contracts and Others	29,044,676	17,563,319	4,245,159	50,853,154
(1) Includes trades with the B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.) (Current Company Name of BM&FBovespa) and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				6/30/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	3,314,668	8,463,113	203,572,337	215,350,118
Options	67,127,602	94,861,370	6,468,436	168,457,408
Futures Contracts	19,927,315	146,581,601	37,718,726	204,227,642
Forward Contracts and Other	27,453,089	18,197,850	3,799,103	49,450,042

Notional				12/31/2016
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	17,499,576	26,810,380	152,577,232	196,887,188
Options	10,785,982	10,624,762	154,430,661	175,841,405
Futures Contracts	66,298,799	16,041,642	22,310,739	104,651,180
Forward Contracts and Others	28,235,186	17,826,727	4,791,241	50,853,154

a.4) Derivatives by Market Trading

Notional				6/30/2017
		Stock Exchange (1)	Over the Counter (2)	Total
Swap		187,574,848	27,775,270	215,350,118
Options		168,457,408	-	168,457,408
Futures Contracts		204,227,642	-	204,227,642
Forward Contracts and Other		31,042,337	18,407,705	49,450,042

Notional	Stock Exchange (1)			12/31/2016
		Cetip (1)	Over the Counter (2)	Total
Swap	133,759,441	61,856,098	1,271,649	196,887,188
Options	166,899,868	8,234,147	707,390	175,841,405
Futures Contracts	104,651,180	-	-	104,651,180
Forward Contracts and Others	-	35,427,573	15,425,581	50,853,154
(1) Includes trades with the B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.) (Current Company Name of BM&FBovespa) and other securities and commodities exchanges.
(2) Composed of operations that are included in registration chambers, according to Brazilian Central Bank regulations.

a.5) Hedge Accounting

Hedge relationships are of three types: Fair Value Hedge, Cash Flow Hedge and Net Investment Hedge of Foreign Operations.

Derivatives used as hedge by index are as follows:

Fair Value Hedge

Banco Santander’s fair value strategy consists of hedging exposure to changes in fair value in receivables and interest payments related to recognized assets and liabilities.

The adopted fair value management methodology segregates transactions by risk factor (e.g. Real/Dollar foreign exchange risk, fixed Reais interest rate risk, Dollar foreign exchange coupon risk, inflation risk, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with internal pre-established limits.

In order to hedge against changes of fair value in receivables and interest payments, Santander uses interest rate Swap contracts related to pre-fixed assets and liabilities.

Banco Santander applies fair value hedges as follows:

• It contracts Foreign Currency + Coupon against % CDI swaps and designates them as a derivative instrument in a Hedge Accounting structure, having funding operations as the hedged item in this relationship, based on the instrument of Assumption of Foreign Currency Debt. The hedging relationships were designated in March 2015 and the related Swaps will mature between 2018 and 2022.

• It contracts Foreign Currency + Coupon against % CDI swaps (sold jointly to the client) and designates them as a derivative instrument in a Hedge Accounting structure, having foreign currency loans as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related Swaps will mature between 2020 and 2021.

• Banco Santander has a portfolio of Reais-indexed Assets traded in the Cayman Islands. In the Reais transaction, the value of the Dollar asset will be converted into Reais at the exchange rate in the contract on the date of recorded of the transaction. After the conversion, the principal, already denominated in Reais will be restated by % CDI or a pre-fixed rate. The Assets will be covered by Cross Currency Swaps in order to transfer the risk in Reais to LIBOR + Coupon. The hedging relationships were designated in October 2015 and the related Swaps will mature between 2018 and 2020.

• Banco Santander has a portfolio of loan assets issued in foreign currency - Dollar at a fixed rate in the Balance Sheet of the “Santander EFC” (independent subsidiary in Spain), whose functional currency is the euro. In order to manage this mismatch, the Bank designates each Foreign Currency Floating EUR versus Fixed Dollar swap as the fair value hedge of the corresponding loan. The hedging relationships were designated in 2013 and the related Swaps will mature between July 2017 and August 2017.

• Banco Santander has a pre-fixed interest rate risk generated by Government Securities (NTN-F and LTN) in the available for sale portfolio. To manage this mismatch, it contracts DI futures on the BM&FBovespa and designates them as a derivative instrument in a Hedge Accounting structure, with the object of this relationship being fixed-rate government securities (NTN-F and LTN). The hedge relationships were designated in March 2017 and matures in 2027.

In order to assess the effectiveness and measure the ineffectiveness of the strategies, the institution complies with international accounting standard IAS 39, which requires that the effectiveness test be performed at the beginning (prospective test) of the hedge structure and be repeated periodically (prospective and retrospective tests) in order to demonstrate that the hedge ratio remains effective.

a) Prospective test: In accordance with the standard, the prospective test must be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high.

a.1) Initial prospective test (at inception): it is restricted to a qualitative review of the critical terms and conditions of the hedging instrument and the hedged item in order to conclude whether changes in the fair value of the two instruments are expected to fully offset each other.

a.2) Periodic prospective test: the sensitivity of the fair value of the hedged item and the hedging instrument will be periodically computed at a parallel variation of 10 basis points in the interest rate curve. For the purposes of effectiveness, these two sensitivity ratios should be between 80% and 125%.

b) Retrospective test: the retrospective effectiveness test will be performed by comparing the MTM change of the hedging instrument since the inception date with the MTM change of the hedged item since the inception date, excluding the transaction’s liquidity and credit spread:

In fair value hedges, gains or losses, both on hedging instruments and hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated statement of income.

	6/30/2017		12/31/2016
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Fair Value Hedge
Government Securities (LTN, NTN-F)	(177,572)	-	-	-
Eurobonds	(59)	-	13,163	-
Resolution 2770	(59)	-	-	-
Trade Finance Off	(5,101)	-	20,471	-
Total	(182,791)	-	33,634	-

Thousands of Real		6/30/2017		12/31/2016
	Adjustment		Adjustment
Hedge Instruments	to Market	Fair Value	to Market	Fair Value

Swap Contracts	(45,512)	(85,771)	(26,703)	(136,467)
Asset	53,837	1,448,663	11,486	1,046,012
Indexed to Foreign Currency - Fixed Dollar (1)	698	13,320	1,103	17,678
Indexed to Foreign Currency - USD/BRL - Dollar (2) (3) (4)	17,832	759,403	(8,957)	744,260
Indexed to Foreign Currency - Euro (6) (7)	35,233	467,236	19,340	284,074
Deposit Certificate Interbank - CDI (5)	74	208,704	-	-
Liabilities	(99,349)	(1,534,434)	(38,189)	(1,182,479)
Indexed to Foreign Currency - US Dollar (6)	(17,902)	(273,738)	(14,958)	(323,197)
Indexed to Foreign Currency - Fixed Dollar (5)	(19,396)	(232,771)	(1,103)	(17,676)
CDI (Interbank Deposit Rates) (1) (2)	(27,536)	(665,103)	(18,395)	(804,059)
Indexed Interest Rate Fixed - Real (3)	(3,446)	(31,400)	(3,733)	(37,547)
Indexed to Foreign Currency - Colombian Peso (7)	(15,159)	(200,281)	-	-
Indexed to Foreign Currency - Pre Euro (4)	(15,910)	(131,141)	-	-
Object of Hedge
Assets	58,153	1,227,876	23,165	693,132
Loans and Receivables	57,355	1,170,652	23,165	693,132
Indexed to Foreign Currency - US Dollar (6)	2,781	288,341	4,809	323,780
CDI (InterBank Deposit Rates) (2)	14,079	350,377	13,253	331,805
Indexed Interest Rate Fixed - Real	-	-	5,103	37,547
Indexed to Foreign Currency - Fixed Dollar (5)	20,137	232,485	-	-
Indexed to Foreign Currency - Colombian Peso (7)	128	164,008	-	-
Indexed to Foreign Currency - Fixed Euro (4)	20,230	135,441	-	-
Debt instruments	798	57,224	-	-
CDI (InterBank Deposit Rates) (1) (2)	(469)	25,824	-	-
Interest rate - Fixed Real (3)	1,267	31,400	-	-
Liabilities	126	(270,629)	12,830	(803,929)
Foreign Borrowings	126	(270,629)	12,830	(803,929)
Indexed to Foreign Currency - US Dollar (2)	126	(270,629)	12,830	(803,929)

				6/30/2017

Hedge Instruments				Reference Value
Swap Contracts (8)				10,820,913
Interest Rate (DI1 and DIA)				10,820,913

				6/30/2017
			Adjustment
Object of Hedge			to Market	Fair Value
Assets			(23,263)	13,262,652
Securities - Available for Sale
Government Securities (8)			(23,263)	13,262,652
National Treasury Bills - LTN			40,396	4,479,701
National Treasury Notes - NTN F			(63,659)	8,782,951

(1) Passive instruments whose hedged items are securities represented by promissory notes indexed in Certificates of Interbank Deposits (CDI) with market value of R$15,529.

(2) These are passive instruments whose hedge items are credit operations and securities represented by promissory notes indexed in interbank deposit certificates (CDI), with market value of credit operations of R$350,377 and promissory notes of R$10,295 (12/31/2016 -market value of the promissory notes of R$108,844) and assets instruments whose hedged items are foreign currency indexed bonds denominated in foreign currency - US dollar in the market value of R$270,629 (12/31/2017 - R$803,929).

(3) These are passive instruments whose hedged items are securities and securities represented by promissory notes indexed to Real interest rates with market value of R$31,400.
(4) These are passive instruments whose hedged items are credit operations indexed in foreign currency - euro at the market value of R$135,441.
(5) These are passive instruments whose hedged items are credit operations indexed in foreign currency - US dollar in the market value of R$232,485.
(6) These are passive instruments whose hedge items are credit operations indexed in foreign currency - US dollar with a market value of R$332,649.
(7) These are passive instruments whose hedged items are credit operations indexed in foreign currency - Colombian peso with market value of R$164,008.
(8) Current value of the instruments as of June 30, 2017 is R$10,823,676.

Cash Flow Hedge

Banco Santander’s cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and the exchange rate, which are attributable to changes in the interest rates related to recognized assets and liabilities and changes in the exchange rate of non-recognized assets and liabilities.

Banco Santander applies cash flow hedges as follows:

• It contracts Fixed Dollar Liabilities and Reais Asset swaps and designates them as a derivative instrument in a Cash Flow Hedge structure, having Reais funding operations with third-parties in the Cayman Islands as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related hedges will mature between 2018 and 2021.

• It contracts Fixed Dollar Asset and Floating Reais Liability swaps and designates them as a derivative instrument in a Cash Flow Hedge structure, having floating-Reias-indexed loan operations with third-parties in the Cayman Islands as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related hedges will mature between April 2017 and 2021.

• It contracts USD futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a derivative instrument in a Cash Flow Hedge structure, having part of its dollar Loan portfolio as the hedged item in this relationship. The hedging relationships were designated in 2007 and the related hedges will mature between 2017 and 2025.

In order to assess the effectiveness and measure the ineffectiveness of these strategies, Banco Santander follows the IAS 39, which recommends that the hedge effectiveness test be performed at the inception/beginning (prospective test) of the hedge structure and be repeated periodically (prospective and retrospective tests) in order to demonstrate that the expected hedge ratio remains effective (between 80% and 125%).

In this hedge strategy the effectiveness tests (prospective and retrospective) are conducted through creation of two hypothetical derivatives, one for the object and another for the instrument.

The hypothetical derivative of the object is a conceptual swap where the liability leg simulates the “stable portion” to be protected and the asset leg is identical to the Pre-fixed leg of the derivative designated as hedge. For the hypothetical derivative of the instrument the asset leg will be set by the number of contracts of the future and the liability leg will be the pre-fixed rate negotiated on the acquisition of these contracts. The hypothetical derivative is stable once the contracts are kept until the maturity. Any ineffectiveness will be recognized in profit or loss.

Any ineffectiveness are recognized in profit or loss.

a) Prospective Test: in accordance with the standard, the prospective test should be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high. However, the tests are carried out on a monthly basis in order to monitor the projections in a proactive and more efficient manner, in addition to ensuring better maintenance of test-related routines.

a.1) Periodic Prospective Test: According to the agreed process flow, Market Risk performs the projections of three scenarios to the tests, being: 1st 10bps in the curve; 2nd 50bps in the curve and 3rd 100bps in the curve. Using the validated estimates, the VPE Finance Strategy and Quality - Management Information | Products & Segments will perform the prospective tests through the valuation of the two legs variable from operation to market.

a.2) Initial Prospective Test: the methodology of the periodic prospective test should also be applied on the initial date of each new strategy.

b) Retrospective Test: It should be made monthly with historical data to demonstrate cumulatively that the hedge was effective, according to the methodology presented previously. Any ineffectiveness are recognized in profit or loss.

The Ineffective portion is recognized through the prospective hedge test.

Effectiveness should range between 80% and 125%.

In cash flow hedges, the effective portion of changes in the value of the hedging instrument is temporarily recognized in equity under “Other comprehensive income - cash flow hedges” until the expected transactions occur, when this portion is then recognized in the consolidated income statement. However, if the expected transactions result in the recognition of non-financial assets or liabilities, this portfolio will be included in the cost of financial assets or liabilities. The non-effective portion of the change in the value of foreign exchange hedging derivatives is recognized directly in the consolidated income statement. And the non-effective portion of gains and losses on cash flow hedging instruments in a foreign operation is recognized directly in “Gains (losses) with (net) financial assets and liabilities” in the consolidated income statement.

	6/30/2017		12/31/2016
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
Eurobonds	(14,648)	-	(20,535)	-
Loans and Receivables	(134,075)	1,529	174,956	-
CDB	(1)	-	-	-
Government Securities (LFT)	20,878	-	-	-
Total	(127,846)	1,529	154,421	-

Thousands of Real		6/30/2017		12/31/2016
	Adjustment		Adjustment
	to Fair Value	Fair Value	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(17,208)	142,851	(27,261)	48,169
Asset	182,322	2,094,781	137,664	1,952,189
Indexed to Foreign Currency - Fixed Dollar (1)	76,882	995,231	84,812	1,477,821
Indexed to Foreign Currency - Euro (3)	103,996	946,372	52,852	474,368
Indexed to Foreign Currency - USD/BRL - Dollar (2)	1,444	153,178	-	-
Liabilities	(199,530)	(1,951,930)	(164,925)	(1,904,020)
Deposit Certificate Interbank - CDI (1) (2)	(1,453)	(152,085)	(995)	(341,938)
Indexed to Foreign Currency Fixed- Reais (1) (4)	-	-	(1,288)	(199,954)
Indexed to Foreign Currency - Fixed Euro (1)	(91,520)	(851,870)	(102,998)	(805,326)
Indexed to Foreign Currency - Dollar (3)	(106,557)	(947,975)	(59,367)	(548,684)
Indexed to Foreign Currency - Reais (3)	-	-	(277)	(8,118)

Thousands of Real			6/30/2017	12/31/2016
Hedge Instruments			Reference value	Reference value
Swap Contracts			70,380,467	80,149,530
Loan operations (5)			68,175,053	80,149,530
Foreign Currency - Dollar			608,709	450,571
Interest Rate (DI1 and DIA)			41,364,170	46,314,644
Interest Rate DDI1			26,202,174	33,384,315
Bank deposit certificates - CDB (6)			9,996	-
Interest Rate (DI1 and DIA)			9,996	-
Securities-available for sale			2,195,418	-
Government Securities (7)			2,195,418	-
Interest rate (DI1 and DIA)			2,195,418	-

Thousands of Real
			6/30/2017	12/31/2016
Hedge Object - Cost
Assets			24,757,793	27,858,923
Lending Operations - Financing and Credit to Export and Imports (3) (5)			10,738,069	24,720,800
Loans and Receivables (3) (5)			9,426,487	496,874
Brazilian Foreign Debt Bonds (1)			759,175	701,300
Available for sale - Promissory Notes - NP (2) (5)			1,660,718	1,939,949
Government Securities -LFT (7)			2,173,344	-
Liabilities			(10,313)	(1,332,972)
Bank deposit certificates - CDB (6)			(10,313)	-
Foreign Borrowings (5)			-	(1,332,972)
(1) Operations due April 1, 2021 (12/31/2016 - operations due April 1, 2021), which hedge objects are securities operation represented by title Brazilian External Debt Bonds and Lending Operations.
(2) Operation maturing on December 18, 2017, whose hedged items are securities represented by promissory notes.

(3) Operations maturing between August, 2017 and May, 2022 (12/31/2016 - operations maturing between January, 2017 to December, 2025), which objects "hedge" contracts are loans from lending institutions.

(4) Operations with maturities between August 2017 and October 2019, whose hedge items are deposits with interbank deposit certificates (CDI), bills of exchange (LC) and financial letters (LF).

(5) Transactions with maturity between July 2017 and January 2019 (12/31/2016 - transactions with maturities between January, 2017 to January, 2018) and restated instrument value of R$24,882,331 (12/31/2016 - R$29,164,917) where operations are denominated futures in US dollars and futures in DI and IDD when used in conjunction with the foreign exchange coupon hedges the trade finance operations, whose hedge is Lending Operation - Financing and Credit to Export and Imports, lending operations, other credits, securities represented by promissory notes and foreign loan obligations.

(6) Operation maturing on July 3, 2017and restated instrument value of R$9,996, whose object of "hedge" is funding with operations of certificate of bank deposit - CDB.
(7) Operation maturing on January 2, 2023 and updated value of the instruments of R$2,157,032, whose object of "hedge" are Financial Treasury Bills - LFT, recorded in securities.

The effect of marking to market the swaps and future contracts corresponds to a debit in the amount of R$78,079 (12/31/2016 - R$69,489), and is recorded in stockholders' equity, net of tax effects.

Hedging of Foreign Investments

Banco Santander reevaluated the investment structure of the wholly-owned subsidiary in Madrid (EFC), as it noted that due to the change in the strategy of the operation in practice, this subsidiary has a business model in which the Bank has a significant influence on driving and decision-making of its activities. According to the concept discussed in IAS 21, Management concluded that the functional currency of this investment is the Real and, therefore, this change becomes effective prospectively as from January 2017. In addition, the Hedge Accounting structure of Foreign investment that Banco Santander had on this investment was discontinued as of the date of change of the functional currency. In this way, the functional currency of Santander EFC and the Cayman agency is Real and the exchange rate differences of operations in foreign currency are recorded in the income statement. In order to hedge the exchange rate exposures, the Bank uses derivatives, and for both investments abroad the Bank does not apply Hedge Accounting. Foreign exchange variations on foreign currency transactions and the effect of derivatives used in economic protection (futures contracts) are recorded in the income statement.

On December 31, 2016, the notional value of this investment hedge was R$2,687,347, maturing between January 2017 and June 2017 and the effect of R$2,552,596 of the exchange variation recorded in stockholders' equity, net of the tax effects.

a.6) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.) (Current Company Name of BM&FBovespa) derivative financial instruments themselves and other are composed of government securities.

			6/30/2017	12/31/2016

Financial Treasury Bill - LFT			684,382	1,556,804
National Treasury Bill - LTN			6,745,763	4,636,644
National Treasury Notes - NTN			492,175	27,598
Total			7,922,320	6,221,046

a.7) Sold Position

On June 30, 2017, the balance of sold positions totaled R$29,099,703 (12/31/2016 - R$ 31,694,269), which includes the amount of financial liabilities resulting from the direct sale of financial assets purchased through resale agreements or borrowed.

b) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at June 30, 2017.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(9,478)	(269,807)	(539,613)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(2,527)	(33,197)	(66,394)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(3,017)	(10,525)	(21,050)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(341)	(17,375)	(34,751)
Foreign currency	Exposures subject to foreign exchange	(13,556)	(338,899)	(677,797)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(3,551)	(17,367)	(34,735)
Inflation	Exposures subject to change in coupon rates of price indexes	(2,808)	(42,482)	(84,965)
Shares and Indexes	Exposures subject to change in shares price	(419)	(10,472)	(20,944)
Total (1)		(35,697)	(740,124)	(1,480,249)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(67,874)	(1,511,408)	(2,930,896)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in tax of TR in TJLP	(3,623)	(153,032)	(398,467)
Inflation	Exposures subject to change in coupon rates of price indexes	(30,855)	(575,078)	(1,061,629)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(7,685)	(101,431)	(189,192)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(4,329)	(33,867)	(68,356)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(14,546)	(189,969)	(360,181)
Foreign currency	Exposures subject to foreign exchange	(878)	(21,956)	(43,912)
Total (1)		(129,790)	(2,586,741)	(5,052,633)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points in interest rate curves and 1% price variance (currency);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

c) Off-balance-sheet funds under management

Banco Santander has under its management investment funds for which we do not hold any substantial participation interests and we do not act as principal over the funds, and therefore no ownership in such funds. Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreover, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal.

The detail of off-balance-sheets funds managed by the Bank is as follows:

			6/30/2017	12/31/2016
Funds under management			1,729,466	1,533,620
Total			1,729,466	1,533,620

d) Third-party securities held in custody

As of June 30, 2017 and December 31, 2016, the Bank held in custody marketable debt securities and equity instruments totaling R$27,772,713 and R$27,772,714, respectively entrusted to it by third parties.

e) Other events

e.1) Incorporation of the Gestora de Inteligência de Crédito – Partnership between Banco Santander and others banks in the Brazilian market

On April 14, 2017, the shareholders signed the definitive documents necessary to the incorporation of a new credit bureau, the Gestora de Inteligência de Crédito S.A. (“Corporation”) which’s control shall be shared between the shareholders which shall hold 20% of its corporate capital each. The company shall develop a data base aiming to aggregate, reconcile and handle registration data and credit information of individuals and legal entities in accordance with the applicable law, allowing a significant enhancement on the process of granting, pricing and directing of the lines of credit. The Bank expect the Company to be fully operation in 2019.

e.2) Provisions for devaluations on real estate

In the period ended June 30, 2017, includes in the caption "Gains (losses) on non-current assets held for sale not classified as discontinued operations" the amount of R$337,686 of provisions for devaluations on real estate, based on appraisal reports prepared by specialized external consulting.

19. Subsequent Event

a) Distribution of Interest on Capital

The Board of Directors, at the meeting held on July 25, 2017, approved the Board of Executive Officers’ proposal for the distribution of Interest on Company’s Capital, in the gross amount of R$500,000, which, after the deduction of the amount related to the Income Tax, pursuant to the laws in force, result the net amount corresponding to R$425,000.

APPENDIX I – CONSOLIDATED STATEMENTS OF VALUE ADDED

The following Statements of value added is not required under IAS 34 but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IAS 34.

	1/01 to 6/30/2017		1/01 to 6/30/2016
Interest and similar income	37,106,560		38,024,141
Fee and commission income (net)	6,160,302		5,126,243
Impairment losses on financial assets (net)	(6,157,809)		(5,656,459)
Other income and expense	(897,054)		699,824
Interest expense and similar charges	(20,195,543)		(23,180,534)
Third-party input	(2,977,879)		(2,875,884)
Materials, energy and other	(248,786)		(273,674)
Third-party services	(2,279,922)		(2,250,422)
Impairment of assets	(90,627)		(47,657)
Other	(358,544)		(304,131)
Gross added value	13,038,577		12,137,331
Retention
Depreciation and amortization	(810,250)		(723,576)
Added value produced	12,228,327		11,413,755
Added value received from transfer
Investments in affiliates and subsidiaries	38,653		38,686
Added value to distribute	12,266,980		11,452,441
Added value distribution
Employee	3,791,772	30.9%	3,482,004	30.4%
Compensation	2,753,503		2,592,061
Benefits	719,800		692,091
Government severance indemnity funds for employees - FGTS	199,869		157,732
Other	118,600		40,120
Taxes	3,803,478	31.0%	3,947,240	34.5%
Federal	3,493,168		3,678,841
State	548		321
Municipal	309,762		268,078
Compensation of third-party capital - rental	400,429	3.3%	376,731	3.3%
Remuneration of interest on capital	4,271,301	34.8%	3,646,466	31.8%
Dividends and interest on capital	500,000		500,000
Profit Reinvestment	3,673,703		3,106,898
Profit (loss) attributable to non-controlling interests	97,598		39,568
Total	12,266,980	100.0%	11,452,441	100.0%

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
MANAGEMENT REPORT

Dear Stockholders:

We present the Performance Review to the Interim Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) for the period ended June 30, 2017, prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC).

1) Macroeconomic Environment

The rising uncertainties in the political arena should postpone the approval of fiscal reforms, especially the social security reform, which has intensified market concerns about the health of Brazilian public accounts in the medium to long-term horizon. Consequently, this worse prognosis on the fiscal side may reduce the pace of recovery of Brazilian economic activity in the coming years, mainly due to lower investment growth.

Despite the uncertainties in the recent period, the main domestic financial assets presented a degree of deterioration much lower than the observed between the second half of 2015 and the begin of 2016. For example, the exchange rate weakened only 6% from mid-May to end of June, a much smoother move than the depreciation seen at other periods. Among the main explanatory factors for that greater resilience of the Brazilian economy, Banco Santander observed the: consistent and sustainable trajectory of the current economic policy, which should not be reversed in the coming months, led by a team seen as experienced and skilled by the main market participants; low external vulnerability, given the low current account deficits and high international reserves; and the more favorable international environment, with prospects of greater growth and less risk aversion.

Hence, Banco Santander continue to expect the domestic economic activity to recover throughout 2017, albeit gradually. As published by the Brazilian Institute of Geography and Statistics, Brazil GDP expanded by 1.0% QoQ in 1Q17, interrupting a long sequence of eight consecutive declines. Although this performance was mainly explained by the extraordinary increase of agricultural production in the period (it is worth noting the strong contribution from the soybean and corn harvests), and should not be treated as an average rate of increase in the coming quarters. There have been positive signs in many other sectors, both in industry and services, which corroborates the opinion that the worst moment for the Brazilian economy is behind us. The increase in real wages, decline in household indebtedness, improvement in terms of trade (increasing export competitiveness), and Normalization of inventories in most production chains. Therefore, Banco Santander forecasts that Brazilian GDP will grow 0.7% in 2017.

Still in the positive field, the solid disinflation process in the Brazilian economy is striking. For instance, CPI (Consumer Price Index) registered its first monthly deflation in 11 years in June, leading the 12-month accumulated index to rise only 3.0%, well below the inflation target (4.5%). The downward trend in inflation has been taking place across the board, and Banco Santander does not expect significant changes in this scenario in the coming years, the projection for the CPI variation at the end of this year is around 4%. Reflecting this more benign inflation outlook, the National Monetary Council recently changed the inflation target for 2019 and 2020 (to 4.25% and 4.00%, respectively, following the target of 4.5% valid by 2018). Banco Santander views very positively the definition of a lower target, since this measure, in the context of highly credible Bacen, helps to anchor expectations and signals convergence of domestic inflation to levels closer to the average of countries that adopt the inflation targeting regime.

The combination of falling inflation and still very high levels of idleness in the economy (unemployment rate and capacity utilization rate far worse than the historical average) endorses the continuity of the easing monetary policy. Accordingly, Banco Santander believes that the Bacen will cut the overnight rate (Selic rate) to 8.5% p.a. by the end of 2017, which should be the main driver for the more robust domestic demand growth in 2018.

In this sense, despite the latest credit market data (Monetary Policy and Credit Report) having frustrated expectations, its composition continues to support a recovery scenario, since the new concessions remain on an upward trend, mainly for consumers, as well as the short-term delays indicate that the increase in delinquency rates should be short-lived. Thus, even taking into account the rising uncertainties linked to the most troubled political environment, Banco Santander maintains the view that the effects of falling interest rates will prevail and credit market will continue to improve in the coming quarters.

Finally, Banco Santander projects some additional devaluation of the Brazilian exchange rate until the end of this year, reflecting the political instability and increasing challenges on the fiscal front. However, as mentioned above, the solid economic policy, low external vulnerability, and auspicious prospects for the global economy, marked by high liquidity, faster growth in advanced economies and lower risk aversion, should limit the BRL devaluation. Hence, Banco Santander forecasts that Brazilian exchange rate will reach BRL/USD3.50 at the end of 2017.

2) Performance

2.1) Net Income

CONSOLIDATED INCOME STATEMENTS (R$Millions)	1S17	1S16	annual changes %	2Q17	1Q17	1Q17 vs. 2Q17 changes %
Interest Net Income (3)	16,911.0	14,843.6	13.9	8,687.0	8,224.0	5.6
Income from equity instruments	72.5	44.1	64.3	62.0	10.5	490.9
Income from companies accounted for by the equity method	38.7	38.7	-0.1	33.2	5.4	510.0
Fees (net)	6,160.3	5,126.2	20.2	3,124.3	3,036.0	2.9
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	511.7	8,279.4	-93.8	(1,332.6)	1,844.3	-172.3
Other operating expense (net)	(336.1)	(215.4)	56.1	(233.7)	(102.4)	128.2
Total Income	23,358.1	28,116.7	-16.9	10,340.2	13,017.9	-20.6
Administrative and personnel expenses	(7,632.5)	(7,202.8)	6.0	(3,779.8)	(3,852.7)	-1.9
Depreciation and amortization	(810.3)	(723.6)	12.0	(411.5)	(398.8)	3.2
Provisions (net)	(1,857.8)	(1,494.4)	24.3	(882.7)	(975.2)	-9.5
Impairment losses on financial assets and other assets (net)	(6,248.4)	(5,704.1)	9.5	(2,921.0)	(3,327.5)	-12.2
Gains (losses) on disposal of assets not classified as non-current assets held for sale	0.2	4.1	-94.4	2.3	(2.1)	-211.0
Gains (losses) on non-current assets held for sale not classified as discontinued operations (2)	(338.7)	(4.4)	7,650.4	(217.7)	(121.0)	79.9
Operating Profit Before Tax (1)	6,470.6	12,991.7	-50.2	2,130.0	4,340.7	-50.9
Income taxes	(2,199.3)	(9,345.2)	-76.5	133.5	(2,332.9)	-105.7
Consolidated Net Income	4,271.3	3,646.5	17.1	2,263.5	2,007.8	12.7

Main events of the Statement od Income - first half of 2017 vs. first half of 2016:

1) Hedge of the foreign investments - The Bank operates a branch in the Cayman Islands and Santander EFC which are used primarily for sourcing funds in the international banking and capital markets to provide credit lines, which are extended to our customers for working capital and trade-related financings. To protect the exposures in exchange rate variations, the Bank uses derivatives. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation for the real in foreign investments is nontaxable for PIS/COFINS/IR/CSLL purposes, while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the after-tax results.

Tax treatment distinct from such exchange rate differences results in volatility in operating income (loss) and tax expense (PIS / Cofins) and income tax (IR/CSLL). The foreign exchange variations recorded as a result of foreign investments in the period ended June 30, 2017 resulted in a loss of R$770 million. On the other hand, derivative contracts contracted to cover these positions generated a gain on the income statement with derivative financial instruments of R$1.469 million. The tax effect of these derivatives impacted the line of tax expenses and the income tax and social contribution line, generating a loss of R$669 million composed of R$69 million of PIS / Cofins and R$630 million of IR/CSLL.

ADJUSTED OPERATING INCOME BEFORE TAXES (R$Millions)			1S17	1S16	annual changes %	2Q17	1Q17	1Q17 vs. 2Q17 changes %
Operating Profit Before Tax			6,470.6	12,991.7	-50.2	2,130.0	4,340.7	-50.9
IR/CSLL (Hedge)			698.4	(6,580.1)	-110.6	1,665.2	(966.8)	-272.2
Adjusted Operating Profit Before Tax			7,169.0	6,411.6	11.8	3,795.2	3,373.9	12.5

2) Gains (losses) on non-current assets held for sale not classified as discontinued operations - In 2017, includes R$338 million of provisions for devaluations on real estate, constituted from appraisal reports prepared by specialized external consulting.

3) Interest Net Income - The increase in the first quarter of 2017 was, mainly, due to higher credit revenues, customer funding and market activities, as a result of risk management with the deeper knowledge of the customer's life cycle. The model has shown to be assertive, keeping the quality indicators of the credit portfolio under control.

Analysis of Income by Segment

The Bank has two segments, commercial (except for the Corporate Banking business managed globally using the Global Relationship Model - Global Model of Relationship) and the Global Wholesale Banking segment includes the Investment Banking and markets operations, including departments cash and stock trades.

Below, the Bank presents table by segment:

OPERATING INCOME BEFORE TAXES BY SEGMENT (R$Millions)	6M17	% in profit before tax	6M16	annual changes %	2Q17	% in profit before tax	1Q17	1Q17 vs. 2Q17 changes %
Commercial Bank (1)	4,598.7	71.1	10,877.4	-57.7	1,452.4	68.2	3,146.3	-53.8
Global Wholesale Banking	1,872.0	28.9	2,114.2	-11.5	677.6	31.8	1,194.4	-43.3
Operating Profit Before Tax	6,470.6	100.0	12,991.6	-50.2	2,129.9	100.0	4,340.7	-50.9

(1) On June 30, 2017 and 2016, includes in the Commercial Bank, the economic hedge of investment in US Dollar, and excluding this effect, the Operating Income before taxation Adjusted for this segment was R$5,297.1 million and R$4,297.4 million, respectively.

General Expenses

The other administrative expenses totaled R$3,334.2 million and R$3,237.7 million in the first half of 2017 and 2016, respectively. The personnel expenses totaled R$4,298.3 million and R$3,965.1 million in the first half of 2017 and 2016, respectively. The other administrative expenses increased 3.0% and the personnel expenses increased 8.4% YoY.

The efficiency ratio, calculated by division of the administrative and personnel expenses, amounting R$7,632.5 million by total revenue in the amount to R$23,358.1 million, reached 32.7% (2016 - 25.6%).

2.2) Assets and Liabilities

BALANCE SHEET (R$Millions)				Jun/17	Dec/16	changes%	Mar/17	changes in period %
Cash and Balances with the Brazilian Central Bank				108,192.4	110,604.9	-2.2	102,777.6	5.3
Financial Assets held for Trading				54,600.5	84,873.7	-35.7	77,606.3	-29.6
Other Financial Assets Measured at Fair Value in Results				1,693.7	1,711.2	-1.0	1,786.7	-5.2
Available-for-Sale Financial Assets				84,186.1	57,815.0	45.6	63,627.3	32.3
Held to maturity investments				10,116.6	10,048.8	0.7	9,580.9	5.6
Loans and Receivables				301,760.2	296,048.5	1.9	297,757.8	1.3
Hedging Derivatives				277.7	222.7	24.7	230.1	20.7
Non-Current Assets Held For Sale				1,178.4	1,337.9	-11.9	1,215.6	-3.1
Investments in Associates and Joint Ventures				922.2	990.1	-6.9	985.0	-6.4
Tax Assets				28,561.5	28,753.2	-0.7	27,725.9	3.0
Other Assets				5,133.4	5,104.0	0.6	4,659.8	10.2
Tangible Asset				6,466.2	6,646.4	-2.7	6,518.1	-0.8
Intangible Asset				30,384.7	30,236.8	0.5	30,286.1	0.3
TOTAL ASSETS				633,473.6	634,393.2	-0.1	624,757.3	1.4

Financial Liabilities Held For Trading				44,831.5	51,619.9	-13.2	49,542.0	-9.5
Financial Liabilities Measured at Amortized Cost				471,143.9	471,579.5	-0.1	459,830.8	2.5
Hedge Derivatives				220.6	311.0	-29.1	315.4	-30.0
Provisions				13,986.4	11,776.5	18.8	12,506.7	11.8
Tax Liabilities				7,234.8	6,094.7	18.7	7,584.5	-4.6
Other Liabilities				7,515.6	8,199.1	-8.3	7,024.8	7.0
TOTAL LIABILITIES				544,932.9	549,580.7	-0.8	536,804.2	1.5

Total Equity				88,540.7	84,812.6	4.4	87,953.1	0.7

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY				633,473.6	634,393.2	-0.1	624,757.3	1.4

Funding

Total funding (deposits of Brazil Central Bank and deposits of credit institutions, deposits from clients, marketable debt securities, subordinated liabilities and debt instruments eligible to compose capital) reached R$437,304.2 million on June 30, 2017 and R$434,700.4 on December 31, 2016, increasing 0.6% in the period.

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$Million)	Jun/17	Dec/16	changes%	Mar/17	changes in period %
Loans and amounts due from credit institutions, gross	31,600.9	27,963.9	13.0	31,177.2	1.4
Impairment losses	(222.1)	(201.4)	10.3	(209.8)	5.9
Loans and amounts due from credit institutions, net	31,378.8	27,762.5	13.0	30,967.4	1.3

Loans and advances to customers, gross	268,173.7	268,437.6	-0.1	267,477.1	0.3
Impairment losses	(14,931.7)	(16,434.8)	-9.1	(15,575.3)	-4.1
Loans and advances to customers, net	253,242.0	252,002.8	0.5	251,901.8	0.5

Debt instruments	19,224.8	17,838.2	7.8	16,792.6	14.5
Impairment losses	(2,085.5)	(1,554.9)	34.1	(1,903.9)	9.5
Debt instruments, net	17,139.4	16,283.3	5.3	14,888.7	15.1

Total Loans and Receivables	301,760.2	296,048.6	1.9	297,757.9	1.3

Impairment losses

The expenses for impairment losses, reduced by loans previously charged off, totaled R$6,159.3 million and R$5,749.6 million in the period ended on June 30, 2017 and 2016, respectively, increasing 7.1%.

2.4) Stockholders’ Equity

In June 2017, Banco Santander consolidated stockholders’ equity presented an increase of 4.4%, compared to December, 2016.

The variance of stockholders’ equity is due, mainly, to the increase of other comprehensive income in the amount of R$143.8 million and which includes as the main event the changes in fair value of certain operations, the net income of the period in the amount of R$4,271.3 million and reduced by the highlight of Interest on Own Capital in the amount of R$500 million.

Treasury Shares

In the meeting held on November 3, 2016, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 4, 2016, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,402,972 Units, representing 38,402,972 common shares and 38,402,972 preferred shares, or the ADRs, which, on September 30, 2016, corresponded to approximately 1.02% of the Bank’s share capital. On September 30, 2016, the Bank held 384,029,725 common shares and 411,834,140 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and other Bank employees and companies under its control, according to the Long Term Incentive Plans.

The term of the Buyback Program is 365 days as from November 4, 2016, and will expire on November 3, 2017.

			Jun/17		Dec/16
			Quantity		Quantity
			Units	Units	ADRs
Treasury shares at beginning of the period			25,786	7,080	13,138
Cancellation of ADRs (1)			-	13,138	(13,138)
Shares Acquisitions			8,941	14,284	-
Payment - Share-based compensation			(4,371)	(8,716)	-
Treasury shares at end of the period			30,356	25,786	-
Subtotal - Treasury Shares in thousands of reais			R$ 676,900	R$ 513,889	R$ -
Emission Costs in thousands of Reais			R$ 169	R$ 145	R$ -
Balance of Treasury Shares in thousands of reais			R$ 677,069	R$ 514,034	R$ -

Cost/market Value			Units	Units	ADRs
Minimum cost			R$ 7.55	R$ 7.55	US$ 4.37
Weighted average cost			R$ 22.30	R$ 19.93	US$ 6.17
Maximum cost			R$ 32.29	R$ 26.81	US$ 10.21
Market value			R$ 25.00	R$ 28.32	US$ 8.58

(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.

In the first half of 2017 there were highlights of Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)			Jun/17	Dec/16	Jun/16
Interest on capital			500.0	3,850.0	500.0
Interim Dividends			0.0	700.0	0.0
Intercalary Dividends			0.0	700.0	0.0
Total			500.0	5,250.0	500.0

2.5) Basel Index

Financial institutions are required by Bacen to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As required by Resolution CMN 4,193/2013, the requirement for Regulatory Capital in 2016 was 10.5%, composed of 9.875% of Minimum Regulatory Capital plus 0.625% of Additional Conservation Buffer. Considering this additional, the Tier I increased to 6.625% and the Minimum CET1 to 5.125%.

For the base year 2017, the requirement for Regulatory Capital remains at 10.5%, considering 9.25% of Minimum Regulatory Capital and 1.25% of Additional Conservation Buffer. The Tier I reaches 7.25% and the Minimum CET1 5.75%.

The index is calculated on a consolidated basis, as follows:

BASEL INDEX %	Jun/17	Mar/17	Dec/16	Jun/16
Basel Index - consolidated	16.50	15.76	16.30	17.71

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended June 30, 2017 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Million)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	54,741.8	5,899.4	172.2	1,974.1
Aymoré Crédito, Financiamento e Investimento S.A.	34,387.6	1,616.7	237.7	28,204.9
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3,013.1	2,829.4	18.6	1,469.5
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (Current Corporate Name of Banco Bonsucesso Consignado S.A.)	9,007.7	706.5	33.6	8,731.5
Getnet Adquirência e Serviços para Meios de Pagamento S.A.(2)	17,741.7	1,670.5	202.1	0.0
Banco PSA Finance Brasil S.A.	1,873.5	292.5	22.6	1,705.2
Banco RCI Brasil S.A.	8,327.3	1,169.0	78.7	6,910.1
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,049.5	559.4	2.1	0.0
(1) Includes Leasing portfolio and other credits.

(2) In the third quarter of 2016, after Getnet got from the Bacen approval to act as a payment institution, the activities of acquiring, as well as their related assets and liabilities are now recorded in this entity.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

3) Other Events

3.1) Functional Currency

Banco Santander reevaluated the investment structure of the wholly-owned subsidiary in Madrid (EFC), as it noted that due to the change in the strategy of the operation in practice, this subsidiary has a business model in which the Bank has a significant influence on driving and decision-making of its activities. According to the concept discussed in IAS 21, Management concluded that the functional currency of this investment is the Real and, therefore, this change becomes effective prospectively as from January 2017. In addition, the Hedge Accounting structure of Foreign investment that Banco Santander had on this investment was discontinued as of the date of change of the functional currency. In this way, the functional currency of Santander EFC and the Cayman agency is Real and the exchange rate differences of operations in foreign currency are recorded in the income statement. In order to hedge the exchange rate exposures, the Bank uses derivatives, and for both investments abroad the Bank does not apply Hedge Accounting. Foreign exchange variations on foreign currency transactions and the effect of derivatives used in economic protection (futures contracts) are recorded in the income statement.

3.2) Public offering of Qatar Holding LLC

On April 11, 2017, Banco Santander in Brasil informed its shareholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brasil and held by Qatar Holding LLC (Selling Shareholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25.00, resulting on a total amount of R$2 billions. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units.

3.3) Opening of the branch in Luxembourg

The Brazilian Central Bank, on June 9, 2017, granted to Banco Santander the authorization for the incorporation of a branch in Luxembourg, with a capital equivalent to US$ 1 billion and the purpose of complementing the foreign trade strategy for corporate clients - large Brazilian companies and their operations abroad - and offering products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation and has a greater ability to source funds.

The incorporation of the branch is still subject to the authorization by the Luxembourg financial authority.

3.4) Non-current assets held for sale

On April 20, 2017, Banco Santander acquired from Grupo WTorre shares equivalent to  94.60% of the capital stock of Real TJK Empreendimento Imobiliário S.A. (currently named Rojo Entretenimento S.A.), which is the owner company of the Santander Theatre, due to a debt restructuring.

The stake in such investment has temporary character and is registered as non-current assets held for sale.

3.5) Corporate Restructuring

The Bank implemented several social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander.

a) Incorporation of the Gestora de Inteligência de Crédito S.A. – Partnership between Banco Santander and other banks in the brazilian market

On April 14, 2017, Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander, Caixa Participações S.A. and Itaú Unibanco S.A. executed the definitive documents necessary to the incorporation of a new credit bureau, the Gestora de Inteligência de Crédito S.A. (“Corporation”) which’s control shall be shared between the shareholders which shall hold 20% of its corporate capital each. The company shall develop a data base aiming to aggregate, reconcile and handle registration data and credit information of individuals and legal entities in accordance with the applicable law, allowing a significant enhancement on the process of granting, pricing and directing of the lines of credit. We expect the Company to be fully operation in 2019.

b) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the formation of a partnership with Hyundai Motor Brasil Montadora de Automóveis Ltda. (Hyundai Motor Brazil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% (fifty percent) of Aymoré, 25% (twenty five percent) of Hyundai Capital and 25% (twenty five percent) of Hyundai Motor Brazil. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory approvals.

c) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super Pagamentos”)

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super Pagamentos´s total voting capital its Decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

Before the event, qualified Aymoré as Company purchased the remaining equity instruments of Super Pagamentos entity and should therefore consider the paid value of goodwill for expected future profitability (goodwill) as a reduction of shareholders' equity, since, according to the IFRS 10 this transaction is characterized as transactions between partners. For the same reason, the amount paid for the equity value of the interest participation acquired from non-controlling shareholder is a movement among Stockholders' Equity accounts.

d) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On August 1, 2016, after the fulfillment of the applicable conditions precedent, including obtaining the appropriate regulatory approvals, Aymoré CFI and Banco Santander, in the context of a partnership between the Banque PSA Finance ("Banque PSA") and Santander Consumer Finance in Europe for joint operation of the vehicle financing business of PSA brands (Peugeot, Citroën and DS), signed definitive documents for the formation of a financial cooperation with Banque PSA for offering a range of financial and insurance products to consumers and dealers of PSA in Brazil.

The main vehicle of financial cooperation is Banco PSA Finance Brasil S.A. who is being held in the proportion of 50% by Aymoré CFI, a subsidiary of Banco Santander, and 50% by Banque PSA. The purchase price was equal to the book value (proportional) on the transaction closing date (08/01/2016). The operation also included the acquisition by Banco Santander subsidiary, 100% of PSA Finance Arrendamento Mercantil S.A., whose price was equivalent to 74% of the equity value on the closing date, and also 50% of PSA Corretora de Seguros e Serviços Ltda., whose price was equal to the book value (proportional) on the closing date.

Banco Santander started to consolidate these entities from August 1, 2016.

e) Other Corporate Events

We also performed the following corporate actions:

• On July 5, 2017, Atual Companhia Securitizadora de Créditos Financeiros S.A., a company wholly-owned by Banco Santander (Brasil) S.A., executed a purchase and sale agreement to acquire an equity portion corresponding to 70% of the quotas representing the share capital of the companies Ipanema Empreendimentos e Participações Ltda. and Gestora de Investimentos Ipanema Ltda. The transaction closing is subject to the performance of usual conditions precedent, including authorization of the Bacen.

• On March 10, 2017, was approved at the EGM of Santander Brasil Advisory the group of shares representing its capital stock at the ratio of 100,000 shares to 1 common share. As a result of the reverse split, the number of shares representing the Santander Brasil Advisory capital stock was changed from 1,370,914 to 13 common shares, all nominative and without par value, and any fractional shares were canceled. Shareholders who individually held less shares than the one adopted as a reason for the reverse split will receive for their shares the book value to them before the reverse split, calculated based on the shareholders' equity reflected in the Santander Brasil Advisory balance sheet drawn up in February 2017, which is, R$11.22 per common share.

• On December 30, 2016, at the EGM of Webmotors S.A., the merger and the Private Instrument of Protocol and Justification of Incorporation of Virtual Motors by Webmotors S.A. were approved, so that Webmotors S.A. received, for its accounting value, based on the balance sheet drawn up on November 30, 2016, all of the assets, rights and obligations of Virtual Motors, with the extinction of Virtual Motors that will be succeeded by Webmotors S.A. in all its rights and obligations.

3.6) Subsequent Events

3.6.1) Distribution of Interest on Capital

The Board of Directors, at the meeting held on July 25, 2017, approved the Board of Executive Officers’ proposal for the distribution of Interest on Capital, in the gross amount of R$500 million, which, after the deduction of the amount related to the Income Tax Withheld at Source, pursuant to the laws in force, result the net amount corresponding to R$425 million.

4) Strategy

Banco Santander is the only international bank with a scale in the country. The Bank is sure that the way to grow in a profitable, recurring and sustainable way is to provide excellent services to increase the level of satisfaction and obtain more clients, more linked. The Bank's operations are based on a close and lasting relationship with customers, suppliers and shareholders. For this, the purpose is to contribute to people and businesses to prosper, being a Simple, Personal and Fair Bank, with the following strategic priorities:

• Increase customer preference and engagement with segmented, simple, digital, innovative and efficient products and services through a multi-channel platform;

• Improve profitability and recurrence and sustainability by growing the business with greater diversification of revenues, considering a balance between credit, funding and services. At the same time, maintaining a preventive risk management and strict control of expenses;

• Maintain capital and liquidity discipline, to maintain soundness, address regulatory changes and seize growth opportunities; and

• Increase productivity through an intense schedule of business improvements, enabling a complete portfolio of services.

In the second quarter of 2017, the Bank continued advancing on several strategic fronts, of which the following stand out:

Retail Acceleration

• Cards: Credit revenues grew for the seventh consecutive quarter, reaching a market share of 14.2%(1), an increase of 154bps in twelve months, and in April 2017 Banco Santander began the commercialization of the new Santander/AAdvantage® credit cards, Which has already brought positive results in sales and continues with an 80% activation rate;

• Consigned: Strong production growth (+45% in twelve months), with evolution above the market, which contributed to increase market share, (+142bps in twelve months) reaching 10.9%(2);

• Superdigital: Launch of the brand, an evolution of the Super Account, which reached 1 million customers, with an increase of 484 thousand new accounts in 12 months. In addition, the Superdigital app brought new innovations, such as Accounts with your contacts, make transfers through chat and make purchases online;

• Investments: More assertive models have been incorporated and Banco Santander has improved the offer of investments for clients. In addition, it reinforced the concept of financial advice on the front to recommend investment products even more suitable for each client, according to their needs, investment capacity and investor profile; and

Agro: Inauguration of eight stores in strategic areas for the business. Banco Santander continues to expand its corporate credit portfolio, with a market share of 7.1%(3) (+352bps in twelve months).

Banco Santander has a portfolio of innovative products, which promotes business growth opportunities, in particular:

• Getnet: Strong revenue growth (+36%) in twelve months, with a performance superior to that of the market. For the quarter, it is estimated to reach 11.4%(4) of market share, with evolution of 250bps; and

• SMEs: Increase in market share (+80bps) in twelve months, reaching 8,7%(5).

Digital Advances

Reinforcing the digital experience at the end of June 2017:

• Banco Santander surpassed Santander Way's 6.5 million downloads and more than 18.8 million accesses per month. In addition, new features have been released for the application, such as online tracking of purchases made, payment by approach and sending messages to the card management. With this, the application continues to maintain a good evaluation in the application market;

• The real estate portal was launched, a digital platform that will bring greater simplification and agility to the process of contracting the real estate loan. This innovation positions Banco Santander to capture business opportunities with the resumption of economic activity and reinforces the strategy of providing a better customer experience;

• Banco Santander continued to expand its number of digital customers to 7.4 million, a growth of 35% in twelve months, and continues to expand digital transactions; and

• E-commerce sales more than doubled in twelve months, influenced mainly by personal credit and card products.

Strengthening the performance of leading business

• Global Corporate Banking (GCB): Leadership in ECM(6) (Equity Capital Market) in Brazilian and Latin American operations, according to Dealogic, and recognition in financial advisory services for financing projects in Brazil, by ANBIMA and in the foreign exchange market, by Bacen; and

• Santander Financing: Vehicle financing leadership, with a market share of 21.7%(7) (+320bps in twelve months). The digital platform, + Negocios, continues to support business expansion, with a 62% increase in single-vehicle credit simulations compared to December 2016. In addition, Banco Santander expanded the new digital model, + Businesses, to the segment of goods and services.

New business model

Focusing on customer satisfaction, a new model focused on operational excellence was implemented, with a complete vision - end to end - of the customers' journey in the consumption of products and services. Banco Santander is committed to providing a better customer experience through a more efficient model with highly industrialized operation without compromising personalization ability.

Customer bonding

Tied customer base reached 3.8 million in the period, with growth of 15% in twelve months, evidencing the continuous focus on improving the customer experience.

Recognition

Banco Santander was awarded by the Euromoney Awards 2017.

• Best Bank of Brazil;

• Best Bank of Latin America;

• Best Bank for Transformation in Latin America; and

• The World's Best Small and Medium Business Bank.

(1) Source ABECS, base date of March, 2017.
(2) Source Bacen data base June 2017.
(3) Source Bacen, June 2017 base date.
(4) Santander Brazil Source, estimated market share for June 2017.
(5) Source Bacen, base date of March 2017.
(6) Dealogic Source, ECM - Fully Marketed, base date of the first half of 2017.
(7) Source Bacen, total vehicles, base date of June 2017.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

6) Corporate Governance

The Board of Directors approved, in a meeting held on July 25, 2017, the Banco Santander's Consolidated Financial Statements, prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen and the Banco Santander's Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), for period ended June 30, 2017.

The Board of Directors approved in a meeting held on May 30, 2017, the final version of the Policy for Succession of the Senior Management Members, drawn up in line with the resolution 4.538/16 of the Bacen.

The Board of Directors approved in a meeting held on May 09, 2017, at 9h30min a.m., the appointment, in place of Mrs. Maria Lucia Ettore de Jesus, of Mr. Valdemir Moreira de Lima, for the function of Ombudsman of the Banco Santander, for term of office of 1 year, with effect from the date of such meeting.

The Board of Directors approved in a meeting held on May 02, 2017: (i) the appointment of the Company’s Audit Committee members, for a one (1) year term, until the investiture of the members that shall be elected on the First Board of Directors’ meeting to be held after the Ordinary General Meeting of 2018; (ii) the appointment of the Company’s Risks and Compliance Committee members, for a term of office until August 31th, 2017, after which the Board of Directors will reorganize the Risk Committee in accordance with CMN Resolution nº 4.557/17; and (iii) the appointment of the members of the Sustainability, Nomination and Governance and Remuneration Committees of the Banco Santander, for a term of office until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting.

The Board of Directors approved in a meeting held on May 02, 2017: the election, for a new term of office until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting, of the members to compose the Banco Santander’s Board of Executive Officers.

The Board of Directors approved, in a meeting held on April 25, 2017, the Banco Santander's Consolidated Financial Statements, prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen and the Banco Santander's Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), for period ended March 31, 2017.

The Board of Directors was informed, in a meeting held on March 28, 2017, the resignation of Mr. Marcio Aurelio de Nobrega of his position as Director without specific designation of the Bank, in accordance with the letter of resignation presented to the Board of Directors on March 10, 2017.

The Board of Directors approved, in a meeting held on February 22, 2017, a review of Governance of the Board of Directors, in the following terms: (i) the amendment of the internal regulations of the Nominating, Governance and Compliance Committee, reflecting its scope and denomination, passing such a body to be called the Nominating and Governance Committee; (ii) the amendment of the internal regulations of the Sustainability and Society Committee, reflecting it denomination, passing such a body to be called the Sustainability Committee; (iii) the amendment of the internal regulations of the Risk Committee, reflecting its scope and denomination, passing such a body to be called the Risk and Compliance Committee; (iv) to appoint, as a member of the Compensation Committee, pursuant to Art. 17, XXI of the Bylaws, Mr. Celso Clemente Giacometti; (v) to appoint, as a member of the Nominating and Governance Committee, Mr. Luiz Fernando Sanzogo Giorgi.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The governance model is structured in a vision of decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of the management in decision making; and

• Collegiate Decisions and consensus on credit operations.

The CER-Executive Committee of Risks is the local decision-making forum with representatives of the Bank's management, including the President, Vice President and the other members of the Executive Board. The main tasks of this Committee are:

• Monitor the development of credit cards market;

• Decide on proposals for credit;

• Define and monitor compliance with risk appetite;

• Define the actions with regard to the recommendations made by the local regulator and by Internal Audit;

• Approve and authorize the management tools, improvement initiatives, the follow-up of projects and any other relevant activities related to the management of risks; and

• Approve risk policies as well as changes in risk policies with impact on revenue, margin or costs of provision.

The CCR-Risk Control Committee is the control and monitoring local forum with representatives of the Bank's management, including the VPE of Risks and the Vice President of Finance. The main tasks of this Committee are:

• Conduct a comprehensive and periodic follow-up of all risk, if your profile is within the established in the risk appetite, Business Strategic Planning and in the budget approved by the Board of Directors;

• Conduct a periodic and independent control of risk management activities;

• Supervise the measures adopted with regard to risks, to comply with the recommendations and directions made by the regulatory body and local audit; and

• Provide to the Board of Directors and the Executive Commission the information and assistance they need in terms of risks.

The relevant issues of risk management or those that exceed the jurisdiction of these committees will be forwarded and decided by the Board of Directors.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches. The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

The capital management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

Credit risk is the exposure to losses in the event of total or partial default of the clients or the counterparties in the fulfillment of their financial obligations with Banco Santander. Credit risk management seeks to provide support for the definition of strategies, in addition to setting limits, covering analysis of exposures and trends, as well as the effectiveness of credit policy. The objective is to maintain a risk profile and adequate minimum profitability that compensates the estimated default risk of the client and the portfolio, as defined by the Executive Committee.

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

For this, the Bank it has developed its own Risk Management model, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective Decisions that evaluate all possible scenarios and not compromise the results of individual Decisions, including Executive Risk Committee (ERC), which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk/return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of market Risk is part of the Vice President of Risks, which implements the policies of risk.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4,327 of CMN.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

Operational risk losses can occur due to inadequate processes, people and systems failures or even from external events such as natural disasters, terrorism, robbery and vandalism. Operational risk losses may result in financial losses, adversely affect the continuity of the business and also negatively affect Bank's image.

To accomplish the operational risk objectives, was established an operational risk model based on three lines of defense, with the objective of continuously improving and developing the management and control of operational risks.

• First line of defense: all business and support areas within Banco Santander are responsible for identifying, managing, mitigating and reporting operational risk;

• Second line of defense: the non-financial risk unit is responsible for monitoring and ensuring sound operational and technological risk management practices throughout the organization having as premise to implement disseminate our operational risk culture, defining methodologies, policies, tools, training and applicable procedures and requirements for the effective management of operational risk and of ensuring there is adequate business contingency planning in place throughout the Bank; and

• Third line of defense: the internal audit department is responsible for undertaking independent reviews of the risk management undertaken by the first and second lines of defense and for promoting continuous model improvements.

The objectives of the Operational Risk management model are:

• to disseminate a culture of operational risk management and control, to foster the prevention of risk events and operational risks losses and to mitigate their financial, legal and reputational impacts;

• to provide support to decision-makers within Banco Santander;

• to ensure the business continuity in a sustainable manner and to improve internal controls; and

• to maintain control of the operational risk in a manner which is consistent with our business strategy.

The following bodies are involved in the implementation of the risk management model:

• Risk Control Committee: A committee which aims to perform a holistic and periodic monitoring of the risks to which the Bank is exposed and to exercise independent control on the risk management activities;

• Operational Risk Operational Committee: A committee which aims to ensure and to foster the adequate monitoring, control and mitigation of operational risks; and

• Operational Risk Forum: An independent forum, responsible for implementing and disseminating cultural norms, methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk.

The risk management model assists managers in achieving their strategic objectives by contributing to the decision-making process and by reducing operational risk losses. It is based on best market practice in the identification, assessment, monitoring, management and control of operational risks. It is compliant with the applicable regulatory requirements and seeks to ensure the sustained improvement of the internal controls environment.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

The Audit Committee and the Board of Directors were informed on Internal Audit’s works to be done during the year 2016, according to its annual plan.

The Audit Committee favorably reviewed the annual work plan of the Internal Audit and approved of the activity report for the year 2017.

In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others, its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the first quarter of 2017, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2017, taking into account their design and operating effectiveness.

8) People

When the discussion is about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a Decisive factor in making the Bank in the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because knows only with engaged professional, motivated, well trained and with full professional development, the Bank will manage to get more and better customers, satisfied, proud to do business with us and the Santander brand.

The daily performance of the Banco Santander with customers, employees, shareholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and the way you act.

The Bank has a talented and dedicated team of about 47,000 employees only in Brazil. The Bank seeks professionals who identify with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet costumers needs and preferences) and Fair (promoting business and relationships that are good for customers, shareholders and employees). In addition to identifying with the culture, the Banco Santander's professionals act in their day to day aligned to it.

9) Sustainable Development

Sustainability is a strategic part of business, in Santander. It is a commitment that seeks results for business and society in a simple, personal and fair way, which is concretized through a strategy based in three pillars: Social and Financial Inclusion, Education and Social and Environmental Business and Management. Among the second quarter highlights of Social and Financial Inclusion are: Prospera Santander Microcredit, currently the largest productive and oriented microcredit operation among private banks in Brazil, offering credit and financial advice to low-income micro entrepreneurs, it disbursed approximately BRL 341 million, in 2017 (16.1% above the same period of 2016). In the scope of Private Social Investment, "Amigo de Valor", program, which allows the Bank, as well as its employees and clients to direct part of their due income tax to the Funds for the Rights of Children and Adolescents, has as one of its commitments for 2017, to accompany the development of 36 projects throughout Brazil, which must serve more than 4 thousand children and adolescents in situation of social risks. In the first half of 2017, Parceiros em Ação Program, that support development of micro entrepreneurs in low-income regions where Prospera Santander Microcredit is present, trained 584 entrepreneurs in 10 Brazilian cities. The corporate program of volunteer "Escola Brasil" (PEB), promoted 164 action with 35,197 beneficiaries during “We are Santander Week” (an initiative aimed at experiencing the Santander culture between employees). In relation to Education pillar, the Bank has partnerships with 374 higher education institutions and in the first quarter of 2017, Santander Universidades Brazil has granted 657 scholarships, of these 260 are international and 397 are national. In Social and environmental business and management, was carried out 4 sustainability events to small and medium enterprises in Avançar Negócios e Empresas Program and 2 events about sustainability in agribusiness, with focus on climate changes and best agriculture practices. About energy efficiency and renewable energy, was stimulated the growth of this sector in the market with financing for individuals or corporate entities, for example, realization of 185 contracts of Photovoltaic systems, as well as large operations, for example, the issuance of Greenbonds to CPFL in the amount of BRL 200 million, to construction of 2 wild farms with 231 MW generation. In acting on climate change, Banco Santander joined the CDP Supply Chain program, with the goal of engaging its suppliers to make their businesses more efficient and prepared for the low-carbon economy. In the first phase, 83 suppliers were involved, which will report their inventories, as well as risk and opportunity analysis in 2017, through the tool offered by CDP.

10) Independent Audit

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards, which provides the necessity of approval of any services by the Audit Committee of the Bank.

In compliance with CVM Instruction 381/2003, Banco Santander hereby inform that in the period ended on June 30, 2017, were provided non-audit services of the financial statements by PricewaterhouseCoopers, which cumulatively represent more than 5% of the related overall audit fee consideration. As below:

Hiring date	Description of services
03/30/2017	Comfort Letter - Brazilian and International Offer
06/23/2017	Annual review of the accounting numbers of the MTN emission program
*Additional services totaled R$1.2 million, representing 8.6% of global compensation.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, including the review of work performed, including any services other than external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor: (i) the auditor should not audit their own work; (ii) the auditor should not perform management functions; and (iii) the auditor should not promote the interests of his client. Acceptance and professional services not related to external audit for the period ended June 30, 2017 did not affect the independence and objectivity in the conduct of external audit examinations of the Banco Santander and other Group entities, since the principles above were observed.

The Board of Directors The Executive

(Authorized at the Meeting of the Board of July 25, 2017).
***

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended June 30, 2017, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Banco Santander Executives on June 30, 2017:

CEO
Sergio Agapito Lires Rial

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Alexandre Silva D'Ambrósio
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officer
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Igor Mario Puga
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marcelo Zerbinatti
Marino Alexandre Calheiros Aguiar
Mário Adolfo Libert Westphalen
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Independent Auditors' Report

For purposes of compliance with Article 25, § 1, V, CVM Instruction 480, of December 7, 2009, the Executives of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) of Banco Santander which includes the Independent Auditors' Report for the period ended June 30, 2017, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Banco Santander Executives on June 30, 2017:

CEO
Sergio Agapito Lires Rial

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Alexandre Silva D'Ambrósio
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officer
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Igor Mario Puga
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marcelo Zerbinatti
Marino Alexandre Calheiros Aguiar
Mário Adolfo Libert Westphalen
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 28, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicenti
Carlos Rey de Vicenti Vice - President Executive Officer